Form 10KSB40, Exhibit 13
period 1997-06-30
THREE RIVERS FINANCIAL CORP
filed 1997-09-29
CIK 944301

                                                                  EXHIBIT 13

                                 THREE RIVERS
                                  FINANCIAL
                                 CORPORATION











                                     1997
                                ANNUAL REPORT

                                TABLE OF CONTENTS







MESSAGE TO SHAREHOLDERS...........................................  1

BUSINESS OF THREE RIVERS FINANCIAL CORPORATION....................  2

MARKET PRICE OF TRFC COMMON SHARES & RELATED SHAREHOLDER
  MATTERS.........................................................  2

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA........  4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.......................................  6

INDEPENDENT AUDITOR'S REPORT...................................... 19

FINANCIAL STATEMENTS

     Consolidated Statements of Financial Condition............... 20

     Consolidated Statements of Income............................ 21

     Consolidated Statements of Shareholders' Equity.............. 22

     Consolidated Statements of Cash Flows........................ 24

     Notes to Consolidated Financial Statements................... 26

OFFICERS AND DIRECTORS............................................ 45

SHAREHOLDER INFORMATION........................................... 46

                            MESSAGE TO SHAREHOLDERS





Dear Fellow Shareholder:

Last year was an exciting and productive year for our company. The banking industry continues to undergo significant change. This change presents opportunity for Three Rivers Financial Corporation with our emphasis on community banking. The community banking emphasis forms the foundation of our challenge to meet the financial services needs of the individuals, communities, and businesses we serve.

In September of 1996, legislative action occurred which impacted earnings. This event was anticipated and welcomed. Congress called for a one time mandatory contribution to replenish the Federal Deposit Insurance Corporation's depleted Savings Association Insurance Fund (SAIF). The effect to our corporation was a pre-tax charge of $411,000. As a result of this one time charge, deposit insurance premiums were substantially reduced.

For the year ended June 30, 1997, Three Rivers Financial Corporation reported net income of $510,000. This figure compares favorably to the year earlier net income figure of $670,000, considering the pre-tax SAIF charge of $411,000. Net interest income improved to $3.4 million from the prior year of $3.1 million.

Total assets as of June 30, 1997 were $95.1 million compared to $87.2 million as of June 30, 1996. Net loans totaled $61.8 million as of June 30, 1997, compared to the June 30, 1996 total of $56.0 million, an increase of 10.4%. At year end, shareholders' equity totaled $12.8 million. Book value per share was $15.55 at June 30, 1997.

Like most smaller banking institutions located in the Midwest, your company continues to face the ever present challenge of growing its asset base. To address this issue, your company has identified potential areas of growth while at the same time addressing what our identity should be in the marketplace. We believe that how we conduct our business is as important as what we do to achieve improved earnings.

As we continue to build upon our strengths, we must also acknowledge the valuable role you hold as shareholders of the company. We recognize our responsibility to maintain a policy of current income through the payment of consistent dividends and growth in per share value over time.

We must recognize the effort and dedication of our employees and Board of Directors and to express our appreciation for the continued support and confidence evidenced by both our customers and shareholders.




                                                  G. Richard Gatton
                                                  G. Richard Gatton
                                                  President and
                                                  Chief Executive Officer

BUSINESS OF THREE RIVERS FINANCIAL CORPORATION

Three Rivers Financial Corporation, a unitary savings and loan holding company incorporated under the laws of the State of Delaware ("TRFC" or "the Company"), owns all of the issued and outstanding common stock of First Savings Bank, a Federal savings bank, chartered under the laws of the United States ("First Savings Bank" or the "Bank"). In August 1995, TRFC acquired all of the common stock issued by First Savings Bank upon its conversion from a mutual savings bank to a stock savings bank (the "Conversion"). TRFC's activities have been limited primarily to holding the common stock of First Savings Bank.

Serving the Three Rivers, Michigan area since 1886, First Savings Bank conducts business from its main office at 123 Portage Avenue in Three Rivers and from its full-service branches located in Three Rivers, Schoolcraft and Union, Michigan. First Savings Bank is engaged principally in making loans secured by residential real estate. First Savings Bank also originates consumer loans, loans secured by multi-family residential and commercial properties, commercial business loans, construction loans, second mortgages on single-family residences, home equity lines of credit and loans secured by savings accounts. First Savings Bank also invests in U.S. Government and agency obligations, obligations of states and political subdivisions, mortgage-backed securities, collateralized mortgage obligations, and other investments permitted by applicable law. Funds for lending and other investment activities are obtained primarily from savings deposits, loan principal repayments and borrowings from the Federal Home Loan Bank ("FHLB") of Indianapolis.

As a savings and loan holding company, TRFC is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of Treasury (the "OTS"). As a savings bank chartered under the laws of the United States, First Savings Bank is subject to regulation, supervision and examination by the OTS and the Federal Deposit Insurance Corporation (the "FDIC"). Deposits in First Savings Bank are insured up to applicable limits by the FDIC. First Savings Bank is also a member of the FHLB of Indianapolis.


MARKET PRICE OF TRFC'S COMMON SHARES AND RELATED SHAREHOLDER MATTERS

As of September 5, 1997, there were 823,540 common shares of TRFC outstanding held by approximately 269 shareholders of record. The following table sets forth the high and low sales prices and dividends declared per share of common stock for the periods indicated. The prices do not include retail markups, markdowns or commissions. TRFC's common shares are listed on the American Stock Exchange ("AMEX"), under the symbol "THR".

                                                           Dividends
       Quarter Ended              High        Low          Declared
       -------------              ----        ---          --------
     September 30, 1996          13 1/2      12 3/8          $.075
     December 31, 1996           14 3/8      12 5/8           .09
     March 31, 1997              15 1/2      13 5/8           .09
     June 30, 1997               16 3/8      13 3/8           .09

     September 30, 1995          12 1/8      11 1/8           None
     December 31, 1995           12 3/4      11 5/8          $.075
     March 31, 1996              13 3/8      12              $.075
     June 30, 1996               13 5/8      12 1/2          $.075

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions.

The income of TRFC consists of dividends which may periodically be declared and paid by the Board of Directors of First Savings Bank on the common shares of First Savings Bank held by TRFC and earnings on the net proceeds retained by TRFC, after reduction for a loan to the Three Rivers Financial Corporation Employee Stock Ownership Plan, from the sale of TRFC's common shares in connection with the Conversion.

In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Under OTS regulations applicable to converted savings associations, First Savings Bank is not permitted to pay a cash dividend on its common shares if First Savings Bank's regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the Liquidation Account (the account established for the purpose of granting a limited priority claim on the assets of First Savings Bank in the event of a complete liquidation to those members of First Savings Bank before the Conversion who maintain a savings account at First Savings Bank after the Conversion) or applicable regulatory capital requirements prescribed by the OTS.

OTS regulations applicable to all savings institutions provide that a savings institution which immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution (including a dividend) has total capital (as defined by OTS regulations) that is equal to or greater than the amount of its capital requirements is generally permitted without OTS approval (but subsequent to 30 days' prior notice to the OTS) to make capital distributions, including dividends, during a calendar year in an amount not to exceed the greater of (1) 100% of its net earnings to date during the calendar year, plus an amount equal to one-half the amount by which its total capital to assets ratio exceeded its required capital to assets ratio at the beginning of the calendar year, or (2) 75% of its net earnings for the most recent four-quarter period. Savings institutions with total capital in excess of the capital requirements that have been notified by the OTS that they are in need of more than normal supervision will be subject to restrictions on dividends. A savings institution that fails to meet current minimum capital requirements is prohibited from making any capital distributions without the prior approval of the OTS.

First Savings Bank currently meets all of its capital requirements and, unless the OTS determines that First Savings Bank is an institution requiring more than normal supervision, First Savings Bank may pay dividends in accordance with the foregoing provisions of the OTS regulations. Unrestricted retained earnings of First Savings Bank at June 30, 1997, available for the payment of dividends to TRFC under the foregoing regulations was approximately $3,948,000.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                 AND OTHER DATA

                                                     ----------------At June 30,---------------
                                                       1997     1996     1995     1994    1993
                                                       ----     ----     ----     ----    ----
Selected Financial Condition Data:                                   (In Thousands)
Total assets                                         $95,130  $87,151  $73,300  $72,611 $73,415
Cash and cash equivalents                              7,438    4,112    3,822    6,331   6,889
Interest-earning time deposits in other
  financial institutions                               3,471    3,868    2,676    3,272   3,370
Securities and Federal Home Loan Bank stock           18,967   19,887    9,256    7,993   7,400
Loans receivable, net                                 61,813   56,043   54,377   52,128  52,519
Deposits                                              60,345   63,724   63,138   63,359  66,425
Borrowed funds                                        20,344    9,211    3,845    3,000   1,000
Shareholders' equity                                  12,803   12,786    5,395    4,743   4,161

                                                      ------------Year Ended June 30,-----------
                                                       1997     1996     1995     1994     1993
                                                       ----     ----     ----     ----     ----
Selected Operating Results Data:                                     (In Thousands)

Total interest income                                 $6,795   $6,295   $5,484   $5,417   $5,968
Total interest expense                                 3,437    3,209    2,782    2,781    3,156
                                                      ------   ------   ------   ------   ------
     Net interest income                               3,358    3,086    2,702    2,636    2,812
Provision for loan losses                                 60       65       87       65       68
                                                      ------   ------   ------   ------   ------
Net interest income after provision for loan losses    3,298    3,021    2,615    2,571    2,744
                                                      ------   ------   ------   ------   ------

Noninterest income:
     Service charges and fees                            276      253      243      293      280
     Gains on sales of interest-earning assets            44       84       27       46       99
     Other noninterest income                            208      160       95       90       44
                                                      ------   ------   ------   ------   ------
Total noninterest income                                 528      497      365      429      423
Total noninterest expense                              3,047    2,504    2,014    2,253    2,229
                                                      ------   ------   ------   ------   ------
Income before income taxes and cumulative
  effect of accounting change                            779    1,014      966      747      938
Income tax expense                                       269      344      314      235      371
                                                      ------   ------   ------   ------   ------
Income before cumulative effect
  of accounting change                                   510      670      652      512      567
Cumulative effect of accounting change                                               70
                                                      ------   ------   ------   ------   ------
Net income                                            $  510   $  670   $  652   $  582   $  567
                                                      ======   ======   ======   ======   ======

Earnings per common and common
  equivalent share (1)                                $  .65   $  .78      N/A      N/A      N/A
                                                      ======   ======   ======   ======   ======


(1) This item is not applicable for any of the periods presented before 1996; prior to August 23, 1995, First Savings Bank was a mutual savings bank.

                 SELECTED CONSOLIDATED FINANCIAL INFORMATION
                                AND OTHER DATA




                                                                             -----------------Year Ended June 30,----------------
                                                                                1997       1996       1995       1994       1993
                                                                                ----       ----       ----       ----       ----
Selected Financial Ratios and Other Data:
Performance Ratios:
     Return on assets (ratio of net income to average total assets)              .57%       .80%       .90%       .80%       .78%
     Interest rate spread                                                       3.46       3.45       3.58       3.58       3.86
     Net interest margin(1)                                                     3.95       3.95       3.89       3.73       4.02
     Ratio of operating expense to average total assets                         3.39       2.98       2.77       3.09       3.05
     Return on shareholders' equity (ratio of net income to average equity)     4.50       5.19      13.00      12.88      14.66

Asset Quality Ratios:
     Non-performing assets to total assets at end of period(2)                   .60        .69        .76       1.26       1.69
     Allowance for loan losses to non-performing loans
       at end of period                                                       312.30     272.12     274.82      86.63      51.85

Capital Ratios:
     Shareholders' equity to total assets at end of period                     13.46      14.67       7.36       6.53       5.67
     Average shareholders' equity to average assets                            12.59      15.38       6.91       6.11       5.31
      Dividend payout (dividends declared per share divided
          by earnings per common and common equivalent share)                  53.08      28.85        N/A        N/A        N/A
     Ratio of average interest-earning assets to average
       interest-bearing liabilities                                             1.12x      1.12x      1.08x      1.04x      1.04x





1    Net interest income divided by average interest earning assets.
2 Non-performing assets consist of non-accruing loans, accruing loans which are past due 90 days or more and foreclosed assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL

The Bank was formed as a state-chartered savings and loan association in 1886. The Bank became a member of the FHLB of Indianapolis in 1933, obtained federal deposit insurance in 1939, converted to a federal mutual savings bank in 1987, and converted to stock form in August 1995 as the wholly-owned subsidiary of Three Rivers Financial Corporation. At June 30, 1997, TRFC had approximately $95.1 million in assets, $60.3 million in deposits and $12.8 million in shareholders' equity.

The principal business of savings banks, including First Savings Bank, has historically consisted of attracting deposits from the general public and making loans secured by residential real estate. First Savings Bank's earnings are primarily dependent on net interest income, the difference between interest income and interest expense. Interest income is a function of the balances of loans and investments outstanding during the period and the yield earned on such assets. Interest expense is the function of the balances of deposits and borrowings outstanding during the same period and the rates paid on such deposits and borrowings. First Savings Bank's earnings are also affected by provisions for loan losses, service charge and fee income, operating expenses and income taxes. Operating expenses consist primarily of employee compensation and benefits, occupancy and equipment expenses, advertising, federal deposit insurance premiums and other general and administrative expenses.

The Company is significantly affected by prevailing economic conditions as well as federal regulations concerning monetary and fiscal policies of financial institutions. Deposit balances are influenced by a number of factors including interest rates paid on competing personal investments and the level of personal income and savings within the Company's market. In addition, growth of deposit balances is influenced by the perceptions of customers regarding the stability of the financial services industry. Lending activities are influenced by the demand for housing as well as competition from other lending institutions. Lending activities may also be impacted by liquidity levels and funds available to originate loans. The primary sources of funds for lending activities include deposits, borrowed funds, loan repayments, investment maturities and funds provided from operations.

FINANCIAL CONDITION

JUNE 30, 1997 COMPARED TO JUNE 30, 1996

The Company's total assets increased $7.9 million, or 9.1%, from $87.2 million at June 30, 1996 to $95.1 million at June 30, 1997. The increase was due primarily to increases in loans and interest-earning deposits with other financial institutions. These increases were funded mainly by proceeds from borrowed funds.

Cash and cash equivalents increased $3.3 million to $7.4 million at June 30, 1997. The increase was largely attributable to a $3.2 million increase in interest-earning deposits in other financial institutions, from $1.5 million at June 30, 1996 to $4.7 million at June 30, 1997.

Securities decreased $1.4 million from $19.3 at June 30, 1996 to $17.9 million at June 30, 1997. Total securities held at June 30, 1997 were classified as held to maturity and consisted of U.S. Government and federal agency securities, mortgage-backed securities, securities issued by states and political subdivisions and corporate securities. The mortgage backed and related securities portfolio consisted of issues from FHLMC, GNMA, FNMA and other collateralized mortgage obligations with contractual maturities ranging from one to 25 years. The remaining securities held to maturity are primarily due in one to five years.

During the years ended June 30, 1997 and 1996, the Company did not hold any securities that would be categorized as trading securities.

Loans increased from $56.0 at June 30, 1996 to $61.8 million at June 30, 1997, an increase of $5.8 million, or 10.4%. The increase in the loan portfolio was primarily attributable to growth in first mortgage loans secured by one-to-four family residences of $5.9 million. At June 30, 1997, first mortgage loans secured by one-to-four family residences comprise $43.0 million, or 67.3%, of the loan portfolio. Management anticipates that this growth will continue as long as interest rates do not rise significantly and the economy does not experience a marked downturn.

In addition to its principal activity of making loans secured by residential real estate, the Company offers a variety of consumer and other loans including automobile, commercial, home equity, commercial real estate and general purpose loans. Total consumer and other loans increased $1.1 million to $11.2 million at June 30, 1997 as a result of lending programs designed to attract this loan market. Commercial and other loans, such as home improvement and general purpose loans, increased approximately $800,000 to $5.8 million, representing the majority of the increase. Automobile and home equity loans comprise the remaining total of consumer and other loans at $2.8 million and $2.6 million, respectively. Both of these loan types remained relatively stable during the year. Although the risks involved in consumer and other lending can be greater than those associated with one-to-four family residential mortgage lending, management does not believe that the additional risk is substantial, or that the overall quality of the loan portfolio has been hindered, due to the standards for extending credit in place at the Company.

Total deposits declined slightly from $63.7 million at June 30, 1996 to $60.3 million at June 30, 1997. The decrease in total deposits was primarily attributable to a decrease of $2.3 million, or 5.8%, in time deposits and a decrease of $1.2 million, or 5.5% in savings and NOW deposits. The timing and magnitude of deposit growth remains difficult to predict and is affected by the local economy, interest rates paid on competing personal investments and the confidence of customers in the financial services industry.

To fund the loan growth, the decrease in total deposits was more than offset by an increase in total borrowed funds of $11.1 million. The balance of borrowed funds of $20.3 million at June 30, 1997 consists of advances from the Federal Home Loan Bank ("FHLB") with both fixed and variable interest rates and stated maturities ranging through 2000. The FHLB has designed various borrowing programs to assist financial institutions in managing liquidity needs and interest rate risk.

Shareholders' equity amounted to $12.8 million or 13.5% of total assets at June 30, 1997 compared to $12.8 million or 14.7% of total assets at June 30, 1996. The increase primarily resulted from net income of $510,000 and $96,000 for the release of ESOP shares, which were offset by the repurchase of stock totaling $388,000 and dividends paid of $270,000.

RESULTS OF OPERATIONS

COMPARISON OF YEARS ENDED JUNE 30, 1997 AND 1996

General. Net income for the year ended June 30, 1997 was $510,000, a decrease of $160,000 compared to net income for the year ended June 30, 1996 of $670,000. This decrease was primarily due to a $271,000, net of tax impact, government mandated special assessment to recapitalize the Savings Association Insurance Fund ("SAIF"), administered by the Federal Deposit Insurance Corporation ("FDIC"). This one-time, special SAIF assessment amounted to $.657 for every $100 of SAIF insured deposits as of March 31, 1995.

Interest Income. Interest income increased $500,000, or 7.9%, from $6.3 million for the year ended June 30, 1996 to $6.8 million for the year ended June 30, 1997. This was due primarily to the increase in the average securities portfolio of $5.3 million and the loan portfolio of $4.1 million during 1997 as compared to 1996.

Interest Expense. Interest expense for the year ended June 30, 1997 was $3.4 million, an increase of 6.3% over the June 30, 1996 balance of $3.2 million. The increase in expense was primarily the result of an increase in average borrowed funds of $7.8 million, partially offset by a decrease of $1.6 million in the average of total deposits.

Net interest income. Net interest income increased $272,000 for the year ended June 30, 1997 as compared to June 30, 1996, primarily as a result of the volume variances in interest-earning assets and interest-bearing liabilities noted above. The net yield on average interest-earning assets was stable at 3.95% for 1996 and 1997. However, the average outstanding balance increased 8.8% from $78.1 million in 1996 to $85.0 million for 1997. Future improvement in this yield depends on various factors, including the Company's ability to continue to successfully market higher-yielding consumer loan products and to obtain growth in low-cost deposit accounts such as NOW and savings.

Provision for Loan Losses. The provision for loan losses for the year ended June 30, 1997 was $60,000 compared to $65,000 in the prior year. The provision for loan losses, less net charge-offs for the period of $14,000, increased the allowance for loan losses to $487,000 at June 30, 1997 from $441,000 at June 30, 1996. Management continues to increase the allowance based on, among other things, the composition of the Company's loan portfolio, including the higher risk associated with commercial real estate and construction loans, home equity lines of credit, and loans not secured by real estate, such as automobile loans. In establishing the allowance, management also considers the level of classified and nonperforming assets and their estimated value, and the national economic outlook, which may tend to inhibit economic activity and depress real estate and other values in the Company's primary market area.

Management will continue to monitor the allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic conditions and loan portfolio quality dictate. Although management maintains the allowance for loan losses at a level which it considers to be adequate to provide for losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, management's determination as to the amount of the allowance for loan losses is subject to review by the OTS and the FDIC as part of their examination processes, which may result in the establishment of additional allowances based upon their judgments of the information available to them at the time of their examinations.

Noninterest Income. Noninterest income increased from $497,000 to $528,000 from 1996 to 1997. This increase was attributable to a combination of factors. As a result of lower refinancing volume from higher prevailing interest rates compared to the prior fiscal year, proceeds from the sale of mortgage loans decreased $1.0 million, from $3.6 million for the year ended June 30, 1996 to $2.6 million for the year ended June 30, 1997. As a result, gains on sales of loans decreased by $40,000. This decrease was mainly offset by increases of $26,000 in other income and $23,000 in gains on foreclosed real estate.

Noninterest Expense. Noninterest expense increased from $2.5 million for the year ended June 30, 1996 to $3.0 million for the year ended June 30, 1997. This increase of $500,000 or 20%, was primarily the result of the $411,000 special SAIF assessment as discussed above. Despite this one-time assessment, the Bank's deposit premiums were reduced from $.23 for every $100 of assessable deposits to $.064 during fiscal 1997, resulting in a decrease of $62,000 in the Bank's regular SAIF deposit insurance premiums.

In addition to the SAIF adjustments, compensation and benefits increased $179,000 in 1997 over 1996. Along with general rises in compensation levels of employees, the increase in compensation expense is attributable to the vesting of shares earned in connection with the Employee Stock Ownership Plan and Recognition and Retention Plan.

Income Tax Expense. Income tax expense decreased from $344,000 for the year ended June 30, 1996 to $269,000 for the year ended June 30, 1997 due primarily to lower income before federal income taxes in 1997 as compared to 1996.

On August 20, 1996, the Small Business Job Protection Act of 1996 was signed into law by the President of the United States. This law repeals the percentage of taxable income method which is currently used to determine the Bank's bad debt deduction for tax purposes. As more fully disclosed in Note 10, the Company must recapture approximately $52,700 of income taxes over a six-year period beginning no later than 1999.

COMPARISON OF YEARS ENDED JUNE 30, 1996 AND 1995

General. Net income for the year ended June 30, 1996 was $670,000, an increase of $18,000 compared to net income for the year ended June 30, 1995 of $652,000. This increase was primarily the result of an increase in net interest income of $384,000 combined with an increase in non-interest income of $133,000 that was partially offset by an increase in operating expense of $490,000. Further details regarding changes in the major categories of income and expense are discussed below.

Interest Income. Interest income increased $811,000, or 14.78%, from $5.5 million for the year ended June 30, 1995 to $6.3 million for the year ended June 30, 1996. This was due primarily to the increased volume in securities and loans, which was funded mostly by the Conversion proceeds, and an increase in the rate earned on loans.

Interest Expense. Interest expense for the year ended June 30, 1996 was $3.2 million, an increase of 15.37% over the June 30, 1995 balance of $2.8 million. The increase in expense was a result of increases in the rate on certificates of deposit and the volume of borrowings, which were only partially offset by decreases in the cost of other deposits.

Net interest income. Net interest income increased $384,000 for the year ended June 30, 1996 as compared to June 30, 1995, primarily as a result of the volume and rate increase in interest-earning assets noted above. The net yield on average interest-earning assets increased from 3.89% for 1995 to 3.95% for 1996.

Provision for Loan Losses. The provision for loan losses for the year ended June 30, 1996 was $65,000 compared to $87,000 in the prior year, a decrease of $22,000. The provision for loan losses, less net charge-offs for the period of $6,000, increased the allowance for loan losses to $441,000 at June 30, 1996 from $382,000 at June 30, 1995.

Noninterest Income. Noninterest income increased from $365,000 to $497,000 from 1995 to 1996. This increase was primarily the result of increases of $57,000 each in net gains recorded on sales of loans and net gains on sales of foreclosed real estate. Proceeds from the sale of mortgage loans increased $2.3 million, from $1.3 million for the year ended June 30, 1995 to $3.6 million for the year ended June 30, 1996. The availability of fixed rate mortgage loans to sell in the secondary market increased during the year primarily as a result of the general decrease and stabilization of interest rates. This scenario has resulted in a higher demand from borrowers for fixed rate mortgage loans. For the year ended June 30, 1995, losses on foreclosed real estate were $39,000 as compared to gains of $18,000 for the year ended June 30, 1996. The losses in 1995 resulted primarily from a net write-down of $45,000 on a significant property. In 1996, one mortgage property was sold at a gain of $4,000. In addition, a portion of deferred profit on a previous year's sale of other real estate was recognized.

Noninterest Expense. Noninterest expense increased from $2.0 million for the year ended June 30, 1995 to $2.5 million for the year ended June 30, 1996. This increase of $490,000 or 24.31%, was primarily the result of an increase of $303,000 in compensation and benefits. In 1995, the Company saw a net decrease of $196,000 in compensation and benefits expense due to a settlement gain from the conversion of its single-employer defined benefit pension plan to a multi-employer plan. Not considering this gain, the increase in compensation and benefits is $107,000, which is primarily due to normal increases in compensation levels, as well as expense attributable to the Employee Stock Ownership Plan and Retention and Recognition Plan that were adopted in fiscal 1996.

In addition to the increase in compensation and benefits expense, there was also an increase of $146,000 in other noninterest expense. This increase resulted primarily from additional expenses associated with being a public company, such as increased legal and accounting fees due to new accounting and reporting requirements, fees related to stock listing and recordkeeping, and holding company franchise tax.

Income Tax Expense. Income tax expense increased for the year ended June 30, 1996 due primarily to higher income before federal income taxes in 1996 as compared to 1995.

IMPACT OF INFLATION AND CHANGING PRICES

Generally accepted accounting principles require that measurement of operations and financial position be made using historical dollars, with no consideration to current values except in the cases of certain securities available for sale, which are recorded at fair value and loans held for sale, which are recorded at the lower of cost or market value. The impact of inflation is reflected in the increased cost of operations for the Company, as nearly all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rate fluctuations have a greater effect on the Company's performance than changes in the general levels of inflation. Interest rates do not necessarily move in the same direction or to the same degree as the level of inflation.


ASSET/LIABILITY MANAGEMENT

The matching of maturity or repricing of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive", and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.

The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets anticipated, based upon certain assumptions, to mature or reprice within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income, although the magnitude of repricing of individual items also will effect the change in net interest income.

A primary objective of asset/liability management is to manage interest rate risk. The Company monitors its asset/liability mix on an ongoing basis, and, from time-to-time, may institute certain changes in its product mix and asset and liability maturities.

At June 30, 1997, the Company's total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $19.6 million, representing a negative cumulative one-year gap ratio of 21.58% of total interest-earning assets. Therefore, management believes that the Company could be adversely affected during a period of rising interest rates depending on the magnitude of repricing of individual items, particularly adjustable rate loans, which are subject to various limitations on interest rate changes, and the passbook and transaction-type demand accounts for which interest rate changes will depend on competitive and other factors.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 1997 which are scheduled to reprice or mature in each of the time periods shown. Except as stated below, the amounts of assets or liabilities shown which reprice or mature during a particular period were determined in accordance with the contractual terms of the asset or liability.

                                              ------------------------Maturing or Repricing--------------------------
                                                   0-3        3-6   6 Months to    1-3      3-5    Over
                                                  Months     Months   One Year    Years    Years  5 Years      Total
                                                  ------     ------   --------    -----    -----  -------      -----
                                                                       (Dollars in Thousands)
Interest-earning assets:
     Fixed-rate mortgage loans                 $   1,874  $   1,403  $    583  $  1,756  $ 1,178  $ 8,324   $  15,118
     Adjustable rate mortgage loans                2,725      3,395     6,364    14,283    4,364    6,359      37,490
     Consumer and other loans                      3,807        662     1,326     1,942    3,052      369      11,158
     Mortgage-backed securities                        -          -       404     1,104    6,049    6,693      14,250
     Securities                                        -        500       998       500    1,302      375       3,675
     Interest-earning time deposits                1,192        594       893       792        -        -       3,471
     Other interest-earning assets                 4,713          -         -         -        -        -       4,713
     FHLB stock                                    1,042          -         -         -        -        -       1,042
                                               ---------  ---------  --------  --------  -------  -------   ---------

         Total interest-earning assets            15,353      6,554    10,568    20,377   15,945   22,120      90,917

Interest-bearing liabilities:
     Time deposits                                 8,445      5,234     7,130    12,322    4,730        -      37,861
     Passbook savings                              8,024          -         -         -        -        -       8,024
     NOW deposits                                  5,360          -         -         -        -        -       5,360
     Money market demand accounts                  6,548          -         -         -        -        -       6,548
     Other borrowings                              3,351      2,000     6,000     8,661      332        -      20,344
                                               ---------  ---------  --------  --------  -------  -------   ---------

         Total interest-bearing liabilities       31,728      7,234    13,130    20,983    5,062        -      78,137
                                               ---------  ---------  --------  --------  -------  -------   ---------

Interest-earning assets less
  interest-bearing liabilities                 $ (16,375) $    (680) $ (2,562) $   (606) $10,883  $22,120   $  12,780
                                               =========  =========  ========  ========  =======  =======   =========

Cumulative interest-rate sensitivity gap       $ (16,375) $ (17,055) $(19,617) $(20,223) $(9,340) $12,780
                                               =========  =========  ========  ========  =======  =======

Cumulative interest-rate sensitivity gap as a
  percentage of total interest-earning assets   (18.01)%   (18.76)%   (21.58)%  (22.24)%  10.27%   14.06%
                                                ======     ======     ======    ======    =====    =====


Certain assumptions affecting the interest-rate sensitivity as calculated above are as follows:

     1. All loan amounts are not reduced by the undisbursed portion of loans in process, unearned and deferred income, and the allowance for loan losses.

     2.   Other  interest-earning  assets  includes   interest-earning   deposit
          accounts.

     3. Fixed-rate time deposit accounts will not be withdrawn prior to maturity.

     4. Passbook savings, commercial demand, NOW and money market accounts, which totaled $19.9 million at June 30, 1997, are withdrawn or reprice within three months due to the possibility that such deposits will reprice in the event of significant changes in the overall level of interest rates.

The effect of these assumptions is to quantify the dollar amount of items that are interest-sensitive and which can be repriced within each of the periods specified. Such repricing can occur in one of three ways: (1) the rate of interest to be paid on an asset or liability may adjust periodically on the basis of an interest rate index; (2) an asset or liability such as a mortgage loan may amortize, permitting reinvestment of cash flows at the then prevailing interest rates; or (3) an asset or liability may mature, at which time the proceeds can be reinvested at the current market rates.

In recent years, management has measured interest rate sensitivity by computing the "gap" between the assets and liabilities which were expected to mature or reprice within certain periods, based on assumptions regarding loan prepayment and deposit decay rates formerly provided by the OTS. However, the OTS now requires the computation of amounts by which the net present value of an institution's cash flows from assets, liabilities and off balance sheet items (the institution's net portfolio value, or "NPV") would change in the event of a range of assumed changes in market interest rates. The OTS also requires the computation of estimated changes in net interest income over a four quarter period. These computations estimate the effect of an institution's NPV and net interest income of instantaneous and permanent 1% to 4% increases and decreases in market interest rates. In the Company's interest rate sensitivity policy, the Board of Directors has established a maximum permissible decrease of 45% in net interest income and a maximum permissible decrease of 55% in NPV given a market interest rate change of 4%. The policy incorporates maximum permissible changes, rather than absolute targets, to allow flexibility while avoiding an over reliance on specific interest rate forecasts.

The following table sets forth the interest rate sensitivity of the Bank's net portfolio value as of June 30, 1997 in the event of 1%, 2%, 3% and 4% instantaneous and permanent increases and decreases in market interest rates, respectively. These changes are set forth below as basis points, where 100 basis points equals one percentage point.


                                                          NPV as % of Present
                         Net Portfolio Value                Value of Assets
                  -----------------------------------       ---------------
     Changes                                                         Basis Point
    in Rates      $ Amount      $ Change    % Change    NPV Ratio       Change
    --------      --------      --------    --------    ---------       ------
                       (Dollars in thousands)

     +400 bp      $ 11,687     $  -2,909      -20%       12.66%         -226 bp

     +300 bp        12,585        -2,011      -14        13.41          -151 bp

     +200 bp        13,418        -1,177       -8        14.08           -84 bp

     +100 bp        14,116          -479       -3        14.61           -32 bp

        0 bp        14,596                               14.92

     -100 bp        14,767           172        1        14.96            +4 bp

     -200 bp        14,694            98        1        14.79           -14 bp

     -300 bp        14,584           -11        0        14.58           -35 bp

     -400 bp        14,651            56        0        14.52           -40 bp

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions management may undertake in response to changes in interest rate.

Certain shortcomings are inherent in the method of analysis presented in both the computation of NPV and in the analysis presented in prior tables setting forth the maturing and repricing of interest-earning assets and interest-bearing liabilities. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, which represent the Company's primary loan product, have features which restrict changes in interest rate on a short-term basis and over the life of the asset. In addition, the proportion of adjustable-rate loans in the Company's portfolios could decrease in future periods if market interest rates remain at or decrease below current levels due to refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the tables. Finally, the ability of borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase.

AVERAGE BALANCES, INTEREST AND AVERAGE YIELDS

Net interest income is affected by (i) the difference ("interest rate spread") between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. Savings institutions have traditionally used interest rate spreads as a measure of net interest income. Another indication of an institution's net interest income is its "net yield on interest-earning assets" which is net interest income divided by average interest-earning assets.

The following table sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the period indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, nonaccruing loans are included in the net loan category. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of average daily balances has caused any material difference in the information presented.



                                                 --------------------------Years ended June 30,-------------------------------------
                                 At June 30, 1997----------1997------------  ----------1996-----------  ----------1995-----------
                                                   Average   Interest         Average   Interest         Average   Interest
                                          Yield/ Outstanding Earned/  Yield/ Outstanding Earned/ Yield/ Outstanding Earned/ Yield/
                                 Balance   Cost    Balance    Paid    Rate    Balance     Paid    Rate   Balance    Paid    Rate
                                 -------   ----    -------    ----    ----    -------     ----    ----   -------    ----    ----
                                                                               (Dollars in Thousands)
Interest-earning assets:
     Loans receivable (1)        $61,813   8.55%   $58,835   $5,163   8.78%   $54,749   $4,841   8.84%   $53,331   $4,582   8.59%
     Securities (2)               17,925   6.08     19,083    1,194   6.55     13,739      861   6.32      9,019      526   6.10
     Interest-earning time
       deposits                    3,471   6.13      3,394      204   6.01      3,497      219   6.26      2,975      175   5.88
     Other interest-earning
       assets                      4,713   4.94      2,891      172   5.95      5,461      325   5.95      3,548      157   4.43
     FHLB stock                    1,042   7.85        767       62   8.08        619       49   7.92        619       44   7.11
                                 -------   ----    -------   ------   ----    -------   ------   ----    -------   ------   ----

         Total interest-
           earning assets        $88,964   7.76     84,970    6,795   8.00     78,065    6,295   8.06     69,492    5,484   7.89
                                 =======   ----    -------   ------   ----    -------   ------   ----    -------   ------   ----

Interest-bearing liabilities:
     Money market                $ 6,548   3.35      6,017      184   3.06      6,599      193   2.92      6,836      215   3.15
     Savings deposits              8,024   2.32      8,562      197   2.30     11,576      262   2.26     11,129      307   2.76
     NOW accounts                  5,360   2.01      8,522      110   1.29      5,880      116   1.97      5,477      122   2.23
     Certificates of deposit      37,861   5.88     38,622    2,157   5.58     39,299    2,281   5.80     37,652    1,937   5.14
     Borrowings                   20,344   5.75     14,049      789   5.62      6,273      357   5.69      3,512      201   5.72
                                 -------   ----    -------   ------   ----    -------   ------   ----    -------   ------   ----

     Total interest-bearing
       liabilities               $78,137   5.00     75,772    3,437   4.54     69,627    3,209   4.61     64,606    2,782   4.31
                                 =======   ----    -------   ------   ----    -------   ------   ----    -------   ------   ----

Net interest income                                          $3,358                      3,086                     $2,702
                                                             ======                     ======                     ======
Net interest rate spread                   2.76%                      3.46%                      3.45%                      3.58%
                                           ====                       ====                       ====                       ====
Net earning assets                                 $ 9,198                    $ 8,438                    $ 4,886
                                                   =======                    =======                    =======
Net yield on average interest-
  earning assets                                                      3.95%                      3.95%                      3.89%
                                                                      ====                       ====                       ====

Average interest-earning asset
  to average interest-bearing
  liabilities                                         1.12X                      1.12X                      1.08X



(1) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses.

(2)  Yields reflected have not been computed on a tax equivalent basis.

RATE/VOLUME ANALYSIS

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between changes related to higher or lower outstanding balances and changes due to the levels and changes in interest rate. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e. changes in volume multiplied by old rate) and (ii) changes in rate (i.e. changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                             ------------------------------------Years ended June 30,----------------------------------
                             -----1997----vs.---1996-----  ------1996----vs.----1995-----  ----1995----vs.-----1994----
                                   Increase                     Increase                       Increase
                                  (Decrease)       Total       (Decrease)        Total        (Decrease)        Total
                                    Due to       Increase        Due to         Increase        Due to        Increase
                              Volume      Rate  (Decrease)  Volume     Rate    (Decrease)  Volume     Rate   (Decrease)
                              ------      ----  ----------  ------     ----    ----------  ------     ----   ----------
                                                                 (Dollars in Thousands)
Interest-earning assets:
    Loans receivable           $ 359     $ (37)    $ 322     $ 124     $ 135     $ 259     $  35     $(135)    $(100)
    Securities                   301        32       333       315        20       335        53        87       140
    Interest-earning
      time deposits               (6)       (9)      (15)       32        12        44       (22)       38        16
    Other interest-
      earning assets            (142)      (11)     (153)       74        94       168       (53)       56         3
    FHLB stock                    12         1        13                  5          5                   8         8
                               -----     -----     -----     -----     -----     -----     -----     -----     -----

       Total interest-
         earning
         assets                $ 524     $ (24)      500     $ 545     $ 266       811     $  13     $  54        67
                               =====     =====     -----     =====     =====     -----     =====     =====     -----

Interest-bearing
  liabilities:
    Money market               $ (18)    $   9        (9)    $  (7)    $ (15)      (22)    $  (6)    $  29        23
    Savings deposits             (69)        4       (65)       12       (57)      (45)       (2)       (5)       (7)
    NOW accounts                  42       (48)       (6)        9       (15)       (6)      (30)       23        (7)
    Certificates of
      deposit                    (39)      (85)     (124)       87       257       344      (122)       48       (74)
    Borrowings                   437        (5)      432       157        (1)      156        36        30        66
                               -----     -----     -----     -----     -----     -----     -----     -----     -----

    Total interest-
     bearing
      liabilities              $ 353     $(125)      228     $ 258     $ 169       427     $(124)    $ 125         1
                               =====     =====     -----     =====     =====     -----     =====     =====     -----

Net interest income                                $ 272                         $ 384                         $  66
                                                   =====                         =====                         =====

ASSET QUALITY

Total non-performing assets decreased to $571,000 at June 30, 1997 as compared to $602,000 at June 30, 1996. The ratio of non-performing assets to total assets at June 30, 1997 was .60% compared to .69% at June 30, 1996. Included in non-performing assets at June 30, 1997 were mortgage loans totaling $5,000 and consumer and commercial loans totaling $151,000. Foreclosed real estate was $415,000 at June 30, 1997. The allowance for loan losses was 312.30% and 272.12% of nonperforming loans at June 30, 1997 and June 30, 1996, respectively.

OTS regulations require that management periodically review and classify assets pursuant to the classification of assets policy set forth in its regulations. Based on management's review of assets as of June 30, 1997, $92,000 of loans were classified as special mention and $64,000 as substandard. As the balance of such loan classifications represent smaller-balance homogeneous loan types, these loans are not considered impaired at June 30, 1997. There were no assets classified as doubtful or loss. Management reviews assets on a monthly basis, and at the end of each quarter prepares the asset classification listing in conformity with the OTS regulations.

Management has considered a commercial loan participation, classified as a watch loan at June 30, 1997, as impaired. Within the Bank's asset classification policy, a watch classification represents a loan or loan relationship beginning to experience a deterioration in financial condition, however, not yet having the severity to warrant a special mention classification. At June 30, 1997, the Bank's balance in the participation was $522,000. Collection under the original terms of the agreement is in doubt and, thus, management has classified the loan as impaired at June 30, 1997 and allocated a specific reserve of $60,000 within the allowance for loan losses.

LIQUIDITY AND CAPITAL RESOURCES

First Savings Bank's primary sources of funds are deposits, borrowings from the FHLB, principal and interest payments on loans, and maturities and paydowns on securities. While scheduled repayments of loans and security maturities and paydowns are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. Management has controlled this fluctuation in the sources of funds through borrowings from the FHLB. Management believes that the Bank's sources of funds will be adequate to meet its foreseeable liquidity needs.

A standard measure of liquidity for thrift institutions is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. Currently, the OTS requires savings institutions to maintain a liquidity ratio of 5%, of which 1% must be comprised of short-term investments. As of June 30, 1997, First Savings Bank's liquidity ratio was 15.14%.

During the year ended June 30,1997, there was a net increase in cash and cash equivalents of $3.3 million. Major sources of cash during the period were net cash from operations of $828,000, a net increase of $11.1 million in borrowings from the FHLB, and $3.6 million in proceeds from the maturities and paydowns of securities held to maturity. Major uses of cash during the period included the purchase of $2.2 million of securities held to maturity, a net increase of $5.8 million in loans and a net reduction of $3.4 million in deposits.

During the year ended June 30, 1996, there was a net increase in cash and cash equivalents of $289,000. Major sources of cash during the period were net cash from operations of $1.6 million, a net increase of $5.4 million in borrowings from the FHLB, proceeds from the Conversion of $7.3 million, and $2.1 million in proceeds from the maturity, sale and paydown of securities. Major uses of cash during the period included the purchase of $12.8 million of securities held to maturity, a $2.6 million purchase of loans and a $1.2 million investment in interest-earning deposits in other financial institutions.

During the year ended June 30, 1995, there was a net decrease in cash and cash equivalents of $2.5 million. Major sources of cash during the period, which partially offset the uses of cash, included net cash from operations of $664,000, a net increase of $845,000 in borrowings from the FHLB, proceeds from the maturity and paydown of securities held to maturity of $543,000, and proceeds from the maturity of interest-earning time deposits of $596,000. Major uses of cash during the period included the purchase of $1.8 million of investment and mortgage-backed securities, a $2.4 million increase in loans, which includes the purchase of $1.3 million in loans, and a $350,000 decrease in deposits.

The Company also has a need for liquid assets in order to fund its operating expenses, as well as for the payment of any dividends to shareholders. The Company currently has no significant liquidity commitments, as operating costs are modest and dividends to shareholders are discretionary. At June 30, 1997, the Company had $260,000 in liquid assets. The primary source of liquidity on an ongoing basis is dividends from the Bank. For the year ended June 30, 1997, the Bank paid $300,000 in dividends to the Company. For the same period, the Company paid dividends to shareholders of $270,000.

Federally insured savings institutions are required to maintain a minimum level of regulatory capital. The OTS has established capital standards, including a tangible capital requirement, a leverage ratio (or core capital) requirement and a risk-based capital requirement applicable to such savings associations. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The OTS is also authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.

The Bank is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of 1.5%, 3.0%, and 8.0%. At June 30, 1997, the Bank exceeded each of its capital requirements, with tangible, core and risk-based capital ratios of 11.39%, 11.39%, and 23.05%, respectively.

IMPACT OF NEW ACCOUNTING STANDARDS

Information pertaining to this topic appears in Note 17 to the consolidated financial statements of Three Rivers Financial Corporation, which are included as part of this report.

                           [CROWE CHIZEK LETTERHEAD]

                          INDEPENDENT AUDITOR'S REPORT



Board of Directors
Three Rivers Financial Corporation
Three Rivers, Michigan


We have audited the accompanying consolidated statements of financial condition of Three Rivers Financial Corporation as of June 30, 1997 and 1996 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Three Rivers Financial Corporation as of June 30, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.




                                                Crowe, Chizek and Company LLP
                                                Crowe, Chizek and Company LLP

South Bend, Indiana
August 8, 1997

                       THREE RIVERS FINANCIAL CORPORATION
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                             June 30, 1997 and 1996


                                                                                 1997             1996
                                                                                 ----             ----
ASSETS
Cash and due from other financial institutions                               $  2,724,565    $  2,613,637
Interest-earning deposits in other financial institutions                       4,713,428       1,497,984
                                                                             ------------    ------------
    Cash and cash equivalents                                                   7,437,993       4,111,621
Interest-earning time deposits in other financial institutions                  3,470,980       3,867,980
Securities held to maturity (fair value:  1997 - $17,891,461
  and 1996 - $18,875,837)                                                      17,924,950      19,267,832
Loans receivable, net of allowance for loan losses
  of $487,184 in 1997 and $440,835 in 1996                                     61,812,630      56,042,608
Federal Home Loan Bank stock                                                    1,042,300         618,700
Accrued interest receivable                                                       450,892         554,937
Premises and equipment, net                                                     1,435,603       1,484,805
Foreclosed real estate                                                            415,059         440,304
Investment in low-income housing partnership                                      473,117         499,880
Other assets                                                                      666,385         262,670
                                                                             ------------    ------------

    Total assets                                                             $ 95,129,909    $ 87,151,337
                                                                             ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
    Demand deposits                                                          $  2,551,384    $  2,442,447
    Savings and NOW deposits                                                   19,932,473      21,086,566
    Other time deposits                                                        37,860,935      40,195,407
                                                                             ------------    ------------
       Total deposits                                                          60,344,792      63,724,420
    Borrowed funds                                                             20,344,287       9,210,609
    Advance payments by borrowers for taxes and insurance                         399,331         422,832
    Due to low-income housing partnership                                         413,192         461,740
    Accrued expenses and other liabilities                                        825,563         546,138
                                                                             ------------    ------------
       Total liabilities                                                       82,327,165      74,365,739

Shareholders' equity
    Preferred stock, par value $.01; 500,000 shares authorized;
      none outstanding
    Common stock, par value $.01; 2,000,000 shares authorized; 831,925 and
      859,625 shares issued and 823,540 and 851,240
      outstanding at June 30, 1997 and 1996, respectively                           8,319           8,596
    Additional paid-in capital                                                  7,619,120       7,979,421
    Retained earnings, substantially restricted                                 6,110,757       5,870,983
                                                                             ------------    ------------
                                                                               13,738,196      13,859,000
    Unearned Employee Stock Ownership Plan shares                                (561,626)       (630,396)
    Unearned Recognition and Retention Plan shares                               (262,281)       (331,461)
    Treasury stock, at cost (8,385 shares at
      June 30, 1997 and 1996)                                                    (111,545)       (111,545)
                                                                             ------------    ------------
       Total shareholders' equity                                              12,802,744      12,785,598
                                                                             ------------    ------------

          Total liabilities and shareholders' equity                         $ 95,129,909    $ 87,151,337
                                                                             ============    ============

               The accompanying notes are an interal part of these
                       consolidated financial statements.

                       THREE RIVERS FINANCIAL CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
                    Years ended June 30, 1997, 1996 and 1995

                                                                     1997         1996          1995
                                                                     ----         ----          ----
Interest income
    Loans receivable                                              $5,163,206   $4,841,166   $ 4,582,307
    Securities                                                     1,194,087      861,170       526,357
    Other interest and dividend income                               437,754      592,822       375,726
                                                                  ----------   ----------   -----------
                                                                   6,795,047    6,295,158     5,484,390

Interest expense
    Deposits                                                       2,647,541    2,852,281     2,580,655
    Borrowed funds                                                   789,448      357,087       201,204
                                                                  ----------   ----------   -----------
                                                                   3,436,989    3,209,368     2,781,859
                                                                  ----------   ----------   -----------


NET INTEREST INCOME                                                3,358,058    3,085,790     2,702,531

Provision for loan losses                                             60,000       65,000        87,000
                                                                  ----------   ----------   -----------


NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                3,298,058    3,020,790     2,615,531

Noninterest income
    Loan servicing                                                   103,845       96,291        97,120
    Net gains on sales of loans                                       44,270       83,778        26,875
    Net gains (losses) on foreclosed real estate                      40,949       17,879       (38,762)
    Net realized gain on sales of securities available for sale                       995
    Service charges on deposit accounts                              172,075      156,885       146,117
    Other income                                                     167,274      141,553       133,172
                                                                  ----------   ----------   -----------
                                                                     528,413      497,381       364,522
Noninterest expense
    Compensation and benefits                                      1,294,928    1,115,910       791,372
    Occupancy and equipment                                          438,542      402,585       385,491
    Federal deposit insurance premium                                496,715      147,958       145,946
    Advertising and promotion                                         81,178       71,073        64,390
    Data processing                                                  193,987      228,557       220,480
    Professional fees                                                103,923      119,670        50,165
    Printing, postage, stationery, and supplies                      112,073      102,722       101,502
    Other                                                            326,189      315,172       254,623
                                                                  ----------   ----------   -----------
                                                                   3,047,535    2,503,647     2,013,969
                                                                  ----------   ----------   -----------


INCOME BEFORE FEDERAL INCOME TAXES                                   778,936    1,014,524       966,084

Federal income tax expense                                           269,410      344,484       314,354
                                                                  ----------   ----------   -----------


NET INCOME                                                        $  509,526   $  670,040   $   651,730
                                                                  ==========   ==========   ===========

Earnings per common and common equivalent share
  subsequent to conversion                                        $      .65   $      .78           N/A
                                                                  ==========   ==========   ===========

                 The accompanying notes are an integal part of
                   these consolidated financial statements.

                      THREE RIVERS FINANCIAL CORPORATION
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    Years ended June 30, 1997, 1996 and 1995


                                                                                                 Net Unrealized      Unearned
                                                                                                  Appreciation       Employee
                                                                                                  on Securities        Stock
                                                                          Additional                Available        Ownership
                                                                Common     Paid-In     Retained      For Sale,          Plan
                                                                Stock      Capital     Earnings     Net of Tax         Shares
                                                                -----      -------     --------     ----------         ------
BALANCE AT JULY 1, 1994                                                               $4,742,629

Net income for the year ended June 30, 1995                                              651,730

Net change in unrealized appreciation
  on securities available for sale, net of tax                                                    $      1,122
                                                                                      ----------  ------------


BALANCE AT JUNE 30, 1995                                                               5,394,359         1,122

Net income for the year ended June 30, 1996                                              670,040

Proceeds from the sale of 859,625 shares of common
  stock, net of conversion costs                               $ 8,596  $ 7,964,673                             $   (687,700)

Cash dividends declared on common stock,
  $.225 per share                                                                       (193,416)

5,730 shares committed to be released under the ESOP                         14,748                                   57,304

Repurchase of 26,000 shares of common stock for RRP

Amortization of 1,083 RRP shares

Repurchase of 8,385 shares of common stock

Net change in unrealized appreciation
  on securities available for sale, net of tax                                                          (1,122)
                                                               -------  -----------   ----------  ------------  ------------


                                                                Unearned
                                                               Recognition
                                                                  and
                                                                Retention                       Total
                                                                  Plan         Treasury     Shareholders'
                                                                 Shares         Stock           Equity
                                                                 ------         -----           ------
BALANCE AT JULY 1, 1994                                                                   $    4,742,629

Net income for the year ended June 30, 1995                                                      651,730

Net change in unrealized appreciation
  on securities available for sale, net of tax                                                     1,122
                                                                                          --------------


BALANCE AT JUNE 30, 1995                                                                       5,395,481

Net income for the year ended June 30, 1996                                                      670,040

Proceeds from the sale of 859,625 shares of common
  stock, net of conversion costs                                                               7,285,569

Cash dividends declared on common stock,
  $.225 per share                                                                               (193,416)

5,730 shares committed to be released under the ESOP                                              72,052

Repurchase of 26,000 shares of common stock for RRP            $  (345,874)                     (345,874)

Amortization of 1,083 RRP shares                                    14,413                        14,413

Repurchase of 8,385 shares of common stock                                   $  (111,545)       (111,545)

Net change in unrealized appreciation
  on securities available for sale, net of tax                                                    (1,122)
                                                               -----------   -----------  --------------


                          The accompanying notes are an
           integral part of these consolidated financial statements.


                                 (Continued) 22

                       THREE RIVERS FINANCIAL CORPORATION
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    Years ended June 30, 1997, 1996 and 1995

                                                                                                          Net Unrealized
                                                                                                           Appreciation
                                                                                                           on Securities
                                                                               Additional                    Available
                                                                  Common        Paid-In        Retained      For Sale,
                                                                   Stock        Capital        Earnings     Net of Tax
                                                                   -----        -------        --------     ----------
BALANCE AT JUNE 30, 1996                                       $     8,596  $   7,979,421   $  5,870,983  $          0

Net income for the year ended June 30, 1997                                                      509,526

Cash dividends declared on common stock,
  $.345 per share                                                                               (269,752)

6,877 shares committed to be released under the ESOP                               26,959

Amortization of 5,200 RRP shares

Retirement of 27,700 shares of common stock                           (277)      (387,260)
                                                               -----------  -------------   ------------  ------------


BALANCE AT JUNE 30, 1997                                       $     8,319  $   7,619,120   $  6,110,757  $          0
                                                               ===========  =============   ============  ============


                                                                   Unearned      Unearned
                                                                   Employee     Recognition
                                                                     Stock          and
                                                                   Ownership     Retention                     Total
                                                                     Plan          Plan       Treasury     Shareholders'
                                                                    Shares        Shares        Stock         Equity
                                                                    ------        ------        -----         ------
BALANCE AT JUNE 30, 1996                                       $   (630,396)  $  (331,461)  $  (111,545) $   12,785,598

Net income for the year ended June 30, 1997                                                                     509,526

Cash dividends declared on common stock,
  $.345 per share                                                                                              (269,752)

6,877 shares committed to be released under the ESOP                 68,770                                      95,729

Amortization of 5,200 RRP shares                                                   69,180                        69,180

Retirement of 27,700 shares of common stock                                                                    (387,537)
                                                               ------------   -----------   -----------  --------------


BALANCE AT JUNE 30, 1997                                       $   (561,626)  $  (262,281)  $  (111,545) $   12,802,744
                                                               ============   ===========   ===========  ==============


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                       THREE RIVERS FINANICAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    Years ended June 30, 1997, 1996 and 1995


                                                                   1997            1996           1995
                                                                   ----            ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                $   509,526    $    670,040    $   651,730
    Adjustments to reconcile net income to
      net cash provided by operating activities
       Depreciation of premises and equipment                     202,057         190,845        169,990
       Net amortization (accretion) on securities                 (35,293)         21,914         17,545
       Provision for loan losses                                   60,000          65,000         87,000
       RRP expense                                                 69,180          14,413
       ESOP expense                                                95,729          72,052
       Loans originated for sale                               (2,528,149)     (3,281,291)    (1,481,218)
       Proceeds from sales of loans held for sale               2,572,419       3,640,219      1,321,612
       Net realized gains on sales of loans                       (44,270)        (83,778)       (26,875)
       Net realized gain on sales of securities                                      (995)
       Change in
          Accrued interest receivable and other assets           (352,906)        149,475        138,973
          Accrued expenses and other liabilities                  279,425         110,366       (214,364)
                                                              -----------    ------------    -----------
              Net cash provided by operating activities           827,718       1,568,260        664,393

CASH FLOWS FROM INVESTING ACTIVITIES
    Net decrease (increase) in interest-earning time
      deposits with other financial institutions                  397,000      (1,191,980)       596,000
    Net decrease (increase) in loans                           (5,751,541)        763,598     (1,046,145)
    Purchases of loans                                                         (2,571,006)    (1,325,000)
    Net premises and equipment expenditures                      (152,855)       (101,333)      (368,360)
    Purchases of securities available for sale                                                  (500,207)
    Proceeds from sales of securities available for sale                          501,094
    Purchases of mortgage-backed and related securities
      held to maturity                                         (2,245,992)    (12,812,143)    (1,321,858)
    Proceeds from maturities of securities held to maturity     1,000,000         964,342         30,000
    Paydowns on mortgage-backed and related securities
      held to maturity                                          2,624,167         682,134        512,500
    Purchase of Federal Home Loan Bank stock                     (423,600)
    Net investment in low-income housing partnership              (21,785)        (38,140)
                                                              -----------    ------------    -----------
       Net cash used in investing activities                   (4,574,606)    (13,803,434)    (3,423,070)



                                   (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    Years ended June 30, 1997, 1996 and 1995

                                                                       1997            1996             1995
                                                                       ----            ----             ----
CASH FLOWS FROM FINANCING ACTIVITIES
    Net increase (decrease) in deposits                           $   (3,379,628)  $     586,532   $    (349,638)
    Net change in advances from borrowers for taxes
      and insurance                                                      (23,501)        (62,359)       (245,865)
    Proceeds from borrowed funds                                      18,750,000       6,500,000       3,000,000
    Repayments of borrowed funds                                      (7,616,322)     (1,134,372)     (2,155,019)
    Proceeds from sale of common stock, net of
      conversion costs                                                                 7,285,569
    Cash dividends paid                                                 (269,752)       (193,416)
    Purchase of common stock                                            (387,537)       (345,874)
    Purchase of treasury stock                                                          (111,545)
                                                                  --------------   -------------   -------------
       Net cash provided by financing activities                       7,073,260      12,524,535         249,478
                                                                  --------------   -------------   -------------

Net change in cash and cash equivalents                                3,326,372         289,361      (2,509,199)

Cash and cash equivalents at beginning of period                       4,111,621       3,822,260       6,331,459
                                                                  --------------   -------------   -------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                        $    7,437,993   $   4,111,621   $   3,822,260
                                                                  ==============   =============   =============

Supplemental disclosures of cash flow information
    Cash paid for
       Interest                                                   $    3,444,830   $   3,189,275   $   2,773,048
       Income taxes                                                      392,000         198,000         180,000

    Transfers from loans to real estate acquired
      through foreclosure                                                 78,481          76,563          35,847
    Transfer from investment securities to securities
      available for sale                                                                                 630,270
    Transfer from investment securities to securities
      held to maturity                                                                                 1,131,417
    Transfer from mortgage-backed and related securities
      to mortgage-backed and related securities
      held to maturity                                                                                 6,231,102



                  The accompanying notes are an integral part of these consolidated financial statements.

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation, Nature of Operations and Industry Segment
Information: The accompanying consolidated financial statements include the accounts of Three Rivers Financial Corporation ("the Company"), First Savings Bank ("the Bank") and Alpha Financial, Inc. ("Alpha"). All significant intercompany balances and transactions have been eliminated in consolidation. The Company is a savings and loan holding company located in Three Rivers, Michigan and owns all of the outstanding stock of the Bank. Alpha is a wholly-owned subsidiary of the Bank. The Company was organized in April 1995 for the purpose of owning all of the outstanding stock of the Bank. Financial information presented herein, prior to the organization of the Company reflects the consolidated financial position, results of operations and cash flows of the Bank and Alpha.

The Bank grants residential and commercial real estate and consumer loans, accepts deposits and engages in mortgage banking activities. Substantially all loans are secured by specific items of collateral including residences, business assets and consumer assets. The Bank services its customers, which are primarily located in southwestern Michigan, through its main office in Three Rivers and three other offices located in its market area. The primary business of Alpha is to own and receive the dividend income from stock holdings in MMLIC Life Insurance Company.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period, as well as the disclosures provided. Areas involving the use of significant estimates and assumptions in the accompanying financial statements include the allowance for loan losses, fair values of securities and other financial instruments, determination and carrying value of impaired loans, and the determination of depreciation of premises and equipment recognized in the Company's financial statements. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses and the fair values of securities and other financial instruments are particularly susceptible to material change in the near term.

Cash and Cash Equivalents: Cash and cash equivalents are defined to include the Company's cash on hand, amounts due from financial institutions and short-term interest-earning deposits in other financial institutions with original maturities of 90 days or less. The Company reports net cash flows for customer loan and deposit transactions, advance payments by borrowers for taxes and insurance, and interest-earning time deposits in other financial institutions.

Securities: The Company classifies securities into held-to-maturity, available-for-sale and trading categories. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity, and are reported at amortized cost. Available-for-sale securities are those the Company may decide to sell if needed for liquidity, asset-liability management or other reasons. Available-for-sale securities are reported at fair value, with unrealized gains and losses included as a separate component of shareholders' equity, net of tax, until realized. Trading securities are bought principally for sale in the near term, and are reported at fair value with unrealized gains and losses included in earnings.

Realized gains and losses resulting from the sale of securities are computed by the specific identification method. Interest and dividend income, adjusted by amortization of purchase premium or discount, is included in earnings. Premiums and discounts are recognized in interest income using the interest method over the period of maturity.


                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mortgage Banking Activities: Mortgage loans originated and intended for sale in the secondary market are reported on the statements of financial condition as loans held for sale and are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.

Loan servicing fees are recognized when received and the related costs are recognized when incurred. The Bank sells mortgages into the secondary market at market prices, which includes consideration for normal servicing fees.

Effective July 1, 1996, the Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 122, "Accounting for Mortgage Servicing Rights." This Statement changed the accounting for mortgage servicing rights retained by a loan originator. Under this standard, if the originator sells or securitizes mortgage loans and retains the related servicing rights, the total cost of the mortgage loan is allocated between the loan (without the servicing rights) and the servicing rights, based on their relative fair values. Under prior practice, all such costs were assigned to the loan. The costs allocated to mortgage servicing rights are now recorded as a separate asset and are amortized in proportion to, and over the life of, the net servicing income. The carrying value of the mortgage servicing rights are periodically evaluated for impairment. The effect of adopting the statement was not material.

Loans Receivable, Net: Loans are reported at the unpaid principal balance, less the allowance for loan losses, net deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans.

Discounts on mortgage loans are amortized to income using the level-yield method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Interest income is reported on the interest method and includes amortization of net deferred fees and costs over the loan term. When full loan repayment is in doubt, interest income is not reported. Payments received on such loans are reported as principal reductions.

Because some loans may not be repaid in full, an allowance for loan losses is recorded. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. A loan is charged off against the allowance by management when deemed uncollectible, although collection efforts continue and future recoveries may occur. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments of information available to them at the time of their examination.



                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of the collateral if the loan is collateral dependent. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when the internal grading system indicates.

Premises and Equipment: Asset cost is reported net of accumulated depreciation. These assets are reviewed for impairment under SFAS No. 121 when events indicate the carrying amount may not be recoverable. Depreciation expense is calculated on the straight-line method over asset useful lives. The cost of leasehold improvements is being amortized using the straight-line method over the terms of the related leases, or over the useful lives of the assets, if less.

Foreclosed Real Estate: Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of acquisition, establishing a new cost basis. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. After acquisition, the property is carried at the lower of cost or fair value, less estimated costs to sell. A valuation allowance is recorded through a charge to income for the amount of selling costs. Valuations are periodically performed by management and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs. Costs relating to improvement of property are capitalized, whereas costs and revenues relating to the holding of property are expensed.

Employee Stock Ownership Plan: The Company accounts for its employee stock ownership plan (ESOP) in accordance with AICPA Statement of Position 93-6. The cost of shares issued to the ESOP, but not yet allocated to participants, are presented as a reduction of shareholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to additional paid-in capital. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unearned ESOP shares are reflected as a reduction of debt and accrued interest. Shares are considered outstanding for earnings per share calculations as they are committed to be released; unearned ESOP shares are not considered outstanding.

Federal Home Loan Bank System: The Bank is a member of the Federal Home Loan Bank System and is required to invest in capital stock of the Federal Home Loan Bank (FHLB). The amount of the required investment is based upon the balance of the Bank's outstanding home mortgage loans or advances from the FHLB and is carried at cost plus the value assigned to stock dividends.

Preferred Stock: The Board of Directors of the Company is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and is authorized to fix the designations, powers, preferences and relative participating, optional and other special rights of such shares, including voting rights (which could be multiple or as a separate class) and conversion rights, and the qualifications, limitations and restrictions thereof. In the event of a proposed merger, tender offer or other attempt to gain control of the Company that the Board of Directors does not approve, it might be possible for the Board of Directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. The Board of Directors has no present plans or understandings for the issuance of any preferred stock.

                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: The entities included in these consolidated financial statements file a consolidated federal income tax return. The Company records income tax expense based on the amount of taxes due on its tax return plus the change in deferred tax assets and liabilities computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates.

Financial Instruments with Off-Balance-Sheet Risk: The Company, in the normal course of business, makes commitments to make loans which are not reflected in the financial statements. A summary of these commitments is disclosed in Note 12.

Earnings Per Share: Earnings per share is based on the weighted-average number of common shares outstanding during the year plus dilutive common stock equivalents using the average stock price. ESOP shares are considered outstanding for earnings per share calculations as they are committed to be released; unearned shares are not considered outstanding. The weighted-average number of shares outstanding for the year ended June 30, 1997 was 780,097. For the period presented in 1996, earnings per common share was computed by dividing net income earned subsequent to the Bank's conversion from mutual to stock form (the "conversion") by the weighted average number of shares. Net income subsequent to the conversion was $618,000 for the period ended June 30, 1996 and the weighted-average number of shares outstanding for the period ended June 30, 1996 subsequent to the conversion was 792,881.

Reclassifications: Certain items in the 1996 and 1995 financial statements have been reclassified to conform with the 1997 presentation.


NOTE 2 - CONVERSION TO A STOCK SAVINGS BANK WITH THE CONCURRENT
  FORMATION OF A HOLDING COMPANY

On March 9, 1995, the Board of Directors of the Bank, subject to regulatory approval and approval by members of the Bank, unanimously adopted a Plan of Conversion to convert from a federally chartered mutual savings bank to a federally chartered stock savings bank with the concurrent formation of the Company as the Bank's holding company. The conversion was consummated on August 23, 1995 by amending the Bank's federal charter and the sale of the Company's common shares in an amount equal to the pro forma market value of the Company after giving effect to the conversion. Common shares of the Company were offered in accordance with the plan of conversion. A total of 859,625 common shares of the Company were sold at $10.00 per share and net proceeds from the sale were $7,973,269, including ESOP shares and after deducting the costs of conversion.

The Company retained 35% of the net proceeds from the sale of common shares, from which funds were loaned to the Employee Stock Ownership Plan (Note 9). The remainder of the net proceeds were used to purchase 100% of the common shares of the Bank. The Bank is now a wholly-owned subsidiary of the Company. The conversion was an internal reorganization with historical balances carried forward without adjustment.


                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995

NOTE 3 - SECURITIES

Securities held to maturity were as follows at June 30:

                                                                       Gross           Gross
                                                    Amortized       Unrealized      Unrealized          Fair
                                                      Cost             Gains          Losses            Value
                                                      ----             -----          ------            -----
1997
    U.S. government and federal agencies          $   2,498,344   $          219   $     (16,703)  $   2,481,860
    Mortgage-backed securities                       14,249,963           67,786         (96,611)     14,221,138
    Obligations of states and political
      subdivisions                                      375,000           10,968                         385,968
    Corporates                                          801,643              852                         802,495
                                                  -------------   --------------   -------------   -------------
                                                  $  17,924,950   $       79,825   $    (113,314)  $  17,891,461
                                                  =============   ==============   =============   =============
1996
    U.S. government and federal agencies          $   3,495,930                    $     (64,495)  $   3,431,435
    Mortgage-backed securities                       14,261,244   $       27,320        (341,968)     13,946,596
    Obligations of states and political
      subdivisions                                      375,000                           (6,124)        368,876
    Corporates                                        1,135,658                           (6,728)      1,128,930
                                                  -------------   --------------   -------------   -------------
                                                  $  19,267,832   $       27,320   $    (419,315)  $  18,875,837
                                                  =============   ==============   =============   =============

Contractual maturities of debt securities at June 30, 1997 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                     Amortized          Fair
                                                                                       Cost             Value
                                                                                       ----             -----

         Due in one year or less                                                   $   1,498,344   $   1,493,274
         Due from one year to five years                                               1,801,643       1,791,080
         Due from five years to ten years                                                125,000         128,116
         Due after ten years                                                             250,000         257,853
         Mortgage-backed securities                                                   14,249,963      14,221,138
                                                                                   -------------   -------------

                                                                                   $  17,924,950   $  17,891,461
                                                                                   =============   =============

There were no sales of securities available for sale during the years ended June 30, 1997 and 1995. Proceeds from sales of securities available for sale were $501,094 during the year ended June 30, 1996. Gross gains of $995 were realized on these sales. No securities classified as held to maturity were sold or transferred to available for sale during 1997, 1996 or 1995.

Securities held to maturity, with carrying values of approximately $16,748,000 and $17,802,000 at June 30, 1997 and 1996, were pledged as collateral for purposes required or permitted by law.

                                  (Continued)
                                       30

                      THREE RIVERS FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         June 30, 1997, 1996 AND 1995

NOTE 4 - LOANS RECEIVABLE, NET

Loans were as follows at June 30:


                                                       1997             1996
                                                       ----             ----
Real estate loans
    One-to-four family                             $ 42,945,509    $ 37,007,058
    Commercial                                        6,209,964       7,051,251
    Construction or development                       3,452,839       4,135,600
                                                   ------------    ------------
       Total real estate loans                       52,608,312      48,193,909

Consumer and other loans
    Automobile                                        2,758,609       2,642,354
    Home equity                                       2,584,622       2,409,610
    Commercial                                        2,047,087       1,439,093
    Other                                             3,767,735       3,586,837
                                                   ------------    ------------
       Total consumer and other loans                11,158,053      10,077,894
                                                   ------------    ------------
          Total loans                                63,766,365      58,271,803

Less
    Undisbursed portion of construction loans        (1,089,922)     (1,493,541)
    Unearned discounts                                   (5,977)         (8,760)
    Deferred loan fees                                 (370,652)       (286,059)
    Allowance for loan losses                          (487,184)       (440,835)
                                                   ------------    ------------

                                                   $ 61,812,630    $ 56,042,608
                                                   ============    ============

Mortgage loans serviced for others are not included in the accompanying balance sheets. The unpaid principal balances of these loans were $12,581,000, $14,141,000 and $12,686,000 at June 30, 1997, 1996 and 1995, respectively.
Custodial escrow balances maintained in connection with the foregoing loan servicing were $100,453, $118,895 and $128,537 at June 30, 1997, 1996 and 1995
respectively.

Activity in the allowance for loan losses was as follows for the years ended June 30:

                                               1997         1996         1995
                                               ----         ----         ----
Balance at beginning of year                $ 440,835    $ 381,981    $ 310,797
Provision charged to operating expense         60,000       65,000       87,000
Loans charged-off                             (14,392)     (12,923)     (21,935)
Recoveries                                        741        6,777        6,119
                                            ---------    ---------    ---------

   Balance at end of year                   $ 487,184    $ 440,835    $ 381,981
                                            =========    =========    =========


                                  (Continued)

                      THREE RIVERS FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         June 30, 1997, 1996 AND 1995

NOTE 4 - LOANS RECEIVABLE, NET (Continued)

Impaired loans were as follows for the year ended June 30, 1997:

     Average investment in impaired loans                                  $      87,000
     Interest income recognized during impairment                                  8,400
     Cash-basis interest income recognized                                             -

Information regarding impaired loans at June 30 is as follows:

     Balance of impaired loans                                             $     522,000
     Less portion for which no allowance for loan losses is allocated                  -
                                                                           -------------

     Portion of impaired loan balance for which an allowance for
       loan losses is allocated                                            $     522,000
                                                                           =============

     Portion of allowance for loan losses allocated to the impaired
       loan balance                                                        $      60,000
                                                                           =============

The above information reflects one commercial loan the Bank has deemed impaired as of June 30, 1997. The Bank did not have any impaired loans as of and during the year ended June 30, 1996.


NOTE 5 - PREMISES AND EQUIPMENT, NET

Premises and equipment were as follows at June 30:

                                                     1997               1996
                                                     ----               ----
Land and land improvements                       $   198,672        $   186,691
Buildings and improvements                         2,313,446          2,248,858
Furniture and equipment                            1,229,117          1,163,041
                                                 -----------        -----------
    Total cost                                     3,741,235          3,598,590
Less accumulated depreciation                     (2,305,632)        (2,113,785)
                                                 -----------        -----------
                                                 $ 1,435,603        $ 1,484,805
                                                 ===========        ===========

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts with balances greater than or equal to $100,000 was $4,226,638 and $4,993,782 at June 30, 1997 and 1996.

At June 30, 1997, scheduled maturities of time deposits are as follows for the years ended June 30:

              1998                  $20,808,413
              1999                    5,566,622
              2000                    6,756,793
              2001                    2,934,657
              2002                    1,794,450
                                    -----------
                                    $37,860,935
                                    ===========


                                  (Continued)

                      THREE RIVERS FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         June 30, 1997, 1996 AND 1995

NOTE 7 - BORROWED FUNDS

Borrowed funds as of June 30 were as follows:

                                                                       1997             1996
                                                                       ----             ----
Single-maturity fixed rate advances:
   5.49%, due on July 29, 1996                                                     $  500,000
   5.74%, due on September 3, 1996                                                    500,000
   5.53%, due on June 20, 1997                                                      1,000,000
   5.91%, due on June 30, 1997                                                        500,000
   6.00%, due on September 2, 1997                                   $   500,000      500,000
   5.21%, due on January 20, 1998                                      2,000,000    2,000,000
   6.17%, due on May 1, 1998                                           1,000,000
   5.19%, due on September 9, 1998                                     1,000,000    1,000,000
   5.83%, due on November 16, 1998                                     1,000,000
   5.81%, due on December 7, 1998                                      1,000,000
   5.28%, due on February 1, 1999                                      1,000,000    1,000,000
   5.68%, due on February 26, 1999                                     1,000,000
   6.14%, due on June 7, 1999                                          3,000,000
                                                                     -----------   ----------
                                                                      11,500,000    7,000,000
                                                                     -----------   ----------
Single-maturity variable rate advances (Rates as of June 30, 1997)
   5.75%, due on July 16, 1996                                                      1,500,000
   5.81%, due on July 18, 1997                                         1,750,000
   5.78%, due on September 12, 1997                                    1,000,000
   5.82%, due on October 17, 1997                                        500,000
   5.82%, due on October 17, 1997                                        500,000
   5.75%, due on December 24, 1997                                     1,000,000
   5.81%, due on January 20, 1998                                      1,000,000
   5.81%, due on January 28, 1998                                      1,000,000
   5.81%, due on January 28, 1998                                      1,000,000
   5.75%, due on July 2, 1998                                            500,000
                                                                     -----------   ----------
                                                                       8,250,000    1,500,000
                                                                     -----------   ----------
Amortizable fixed rate advance
   5.46%, due through July 17, 2000                                      594,287      710,609
                                                                     -----------   ----------

                                                                     $20,344,287   $9,210,609
                                                                     ===========   ==========

Variable rate advances carry the three-month LIBOR rate less three basis points and are adjusted quarterly. Pursuant to collateral agreements with the Federal Home Loan Bank, advances are secured under a blanket collateral arrangement by securities and mortgage loans with a carrying value of approximately $57,848,000 at June 30, 1997.

The aggregate annual maturities of the advances are as follows for the years ended June 30:

                           1998              $  11,350,550
                           1999                  8,586,776
                           2000                     74,756
                           2001                    332,205
                                             -------------
                                             $  20,344,287
                                             =============


                                  (Continued)

                      THREE RIVERS FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         June 30, 1997, 1996 AND 1995

NOTE 8 - EMPLOYEE BENEFIT PLANS

Effective December 1, 1994, the Company terminated participation in a single-employer pension plan and adopted a noncontributory multi-employer defined-benefit pension plan. For the year ended June 30, 1995, the gain on settlement of the single-employer plan was $221,000. The multi-employer plan covers substantially all of the Company's employees. The plan is administered by the trustees of the Financial Institutions Retirement Fund. There is no separate valuation of plan benefits nor segregation of plan assets specifically for the Company because the plan is a multi-employer plan and separate actuarial valuations are not made with respect to each employer nor are the plan assets so segregated. Under the multi-employer plan, the Company made contributions and recognized pension expense of approximately $75,000, $56,000 and $25,000 for the years ended June 30, 1997, 1996 and 1995, respectively.

The Company established a 401(k) profit sharing plan in 1995 covering substantially all employees. The annual expense of the plan is based on 50% matching of voluntary employee contributions, up to 6% of individual compensation. Employee contributions vest immediately and the Company's matching contributions vest after six years. Contributions and related expenses attributable to the plan were approximately $19,000, $16,000, and $4,000 for the years ended June 30, 1997, 1996 and 1995, respectively.


NOTE 9 - STOCK BASED COMPENSATION PLANS

Employee Stock Ownership Plan (ESOP): In conjunction with the conversion transaction described in Note 2, the Company established an ESOP for the benefit of substantially all employees. Contributions to the ESOP are made by the Company and may be made in the form of cash or the Company's common stock.

To fund the plan, the ESOP borrowed $687,700 from the Company for the purpose of purchasing 68,770 shares of stock at $10 per share. The original loan agreement was modified in May 1996 to provide for principal and interest payments on the loan to be paid in equal annual installments over a nine-year period ending June 30, 2005. The loan is collateralized by the unallocated shares of the Company's common stock purchased with the loan proceeds and will be repaid by the ESOP with funds from the Company's contributions to the ESOP and earnings on ESOP assets. For the years ended June 30, 1997 and 1996, $68,770 and $57,304 in principal payments were made on the loan.

Shares are allocated among participants each June 30 on the basis of principal payments made by the ESOP on the loan from the Company, according to each participant's relative compensation. ESOP participants are entitled to receive distributions from their ESOP accounts only upon termination of service.

During 1997, 6,877 shares with an average fair value of $13.92 per share were committed to be released, resulting in ESOP compensation expense of $95,729. During 1996, 5,730 shares with an average fair value of $12.57 per share were committed to be released, resulting in ESOP compensation expense of $72,052.

Shares held by the ESOP at June 30 are as follows:

                                       1997        1996
                                       ----        ----
Allocated to participants              12,607      5,730
Unearned                               56,163     63,040
                                     --------   --------

     Total ESOP shares                 68,770     68,770
                                     ========   ========

     Fair value of unearned shares   $919,700   $827,400
                                     ========   ========


                                  (Continued)

                      THREE RIVERS FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         June 30, 1997, 1996 AND 1995

NOTE 9 - STOCK BASED COMPENSATION PLANS (Continued)

Recognition and Retention Plan (RRP) and Stock Option and Incentive Plan (SOP):
An RRP and SOP were approved by the Company's shareholders on April 17, 1996. These plans were established to reward directors and certain officers of the Company for their contributions, and to encourage them to remain with the Company and continue to promote the Company's growth and profitability. The RRP is a restricted stock award plan. The RRP and SOP are administered by a committee of Directors of the Company. This committee selects recipients and terms of awards pursuant to the plans. The total shares made available under the RRP and SOP plans were 34,385 and 85,962, respectively.

During the year ended June 30, 1996, the Committee awarded 26,000 shares of common stock under the RRP. No shares under the RRP were awarded during the year ended June 30, 1997. RRP awards vest in five annual installments, beginning April 17, 1996, subject to the continuous employment of the recipients. The RRP will terminate no later than April 17, 2006. Compensation expense for the RRP is recognized on a pro-rata basis over the vesting period of the awards. During the years ended June 30, 1997 and 1996, $69,180 and $14,413 was charged to compensation expense for the RRP. The unearned compensation value of the RRP is shown as a reduction to shareholders' equity.

During the year ended June 30, 1996, the committee awarded under the SOP options to purchase 58,500 shares of common stock at an exercise price of $13.25 per share, which was the market price of the Company's common stock on the date of the award. No options under the SOP were awarded during the year ended June 30, 1997. During the years ended June 30, 1997 and 1996, no options were exercised or canceled. At June 30, 1997, there were 27,462 shares reserved for future grants. SOP options vest in five equal annual installments beginning April 17, 1996 and expiring ten years from the date of grant. At June 30, 1997, 58,500 options were outstanding at an exercise price of $13.25 per share. Of the options outstanding, 13,650 options were exercisable at June 30, 1997 at $13.25 per share.

The Company applies APB Opinion 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plan. Accordingly, no compensation expense has been recognized for the plan. SFAS No. 123, "Accounting for Stock-Based Compensation," requires disclosures for stock-based compensation awarded after December 15, 1995 for companies that do not adopt its fair value accounting method for stock-based compensation. The effects on the Company's net income and earnings per share under the provisions of SFAS No. 123 were not material for the years ended June 30, 1996 and 1997. In future years, as additional options are granted, the effect on net income and earnings per share may increase.


NOTE 10 - INCOME TAXES

The Company and the Bank file a consolidated federal income tax return on a fiscal year basis. Prior to fiscal year 1997, if certain conditions were met in determining taxable income as reported on the consolidated federal income tax return, the Bank was allowed a special bad debt deduction based on a percentage of taxable income (8% for 1996) or on specified experience formulas. The Bank used the percentage of taxable income method for tax purposes as of June 30, 1996 and 1995. Tax legislation passed in August 1996 now requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in tax years after 1987. The related amount of deferred tax liability which must be recaptured is approximately $52,700 and is payable over a six-year period beginning no later than 1999.


                                  (Continued)

                      THREE RIVERS FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         June 30, 1997, 1996 AND 1995

NOTE 10 - INCOME TAXES  (Continued)

The consolidated provision for federal income taxes consisted of the following for the years ended June 30:

                                             1997           1996          1995
                                             ----           ----          ----
Current expense                           $ 304,410       $312,261      $206,146
Deferred expense (benefit)                  (35,000)        32,223       108,208
                                          ---------       --------      --------

                                          $ 269,410       $344,484      $314,354
                                          =========       ========      ========

The provision for federal income taxes differs from that computed by applying the statutory corporate federal income tax rate of 34% as follows for the years ended June 30:

                                                    1997           1996          1995
                                                    ----           ----          ----
Income taxes computed at statutory federal rate   $ 264,838     $ 344,938     $ 328,469
Increase (decrease) in taxes resulting from
     Nontaxable interest income                      (2,047)       (1,532)      (11,615)
     Other                                            6,619         1,078        (2,500)
                                                  ---------     ---------     ---------

                                                  $ 269,410     $ 344,484     $ 314,354
                                                  =========     =========     =========

     Effective tax rate                                34.6%         34.0%         32.5%
                                                  =========     =========     =========


Deferred tax assets and liabilities consist of the following at June 30:

                                                         1997            1996
                                                         ----            ----
Deferred tax assets
    Bad debts                                         $ 112,908       $  97,149
    Deferred loan fees                                   21,864          32,158
    Pension costs                                        29,873           8,174
    Other                                                17,400           7,618
                                                      ---------       ---------
       Total deferred tax assets                        182,045         145,099

Deferred tax liabilities
    Depreciation                                       (157,549)       (178,060)
    Other                                               (30,293)         (7,836)
                                                      ---------       ---------
       Total deferred tax liabilities                  (187,842)       (185,896)
                                                      ---------       ---------

Net deferred tax asset (liability)                    $  (5,797)      $ (40,797)
                                                      =========       =========


                                  (Continued)

                      THREE RIVERS FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         June 30, 1997, 1996 AND 1995

NOTE 10 - INCOME TAXES (Continued)

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits related to such assets will not be realized. Management has determined that no such allowance is required at June 30, 1997 and 1996.

Retained earnings at June 30, 1997 and 1996 includes approximately $1,314,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $447,000 at June 30, 1997 and 1996.


NOTE 11 - REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by federal regulatory agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.



                                  (Continued)

                      THREE RIVERS FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         June 30, 1997, 1996 AND 1995

NOTE 11 - REGULATORY CAPITAL (Continued)

At June 30, the Bank's actual capital levels and minimum required levels (in thousands) were:

                                                                                              Minimum Required
                                                                                                 to be Well
                                                                     Minimum Required         Capitalized Under
                                                                        for Capital           Prompt Corrective
                                               Actual                Adequacy Purposes        Action Provisions
                                        Amount        Ratio        Amount         Ratio      Amount        Ratio
                                        ------        -----        ------         -----      ------        -----
1997
Total capital (to risk weighted
  assets)                              $  11,313      23.05%     $   3,927        8.00%     $  4,909       10.00%
Tier 1 (core) capital (to risk
  weighted assets)                        10,827      22.06          1,963        4.00         2,945        6.00
Tier 1 (core) capital (to adjusted
  total assets)                           10,827      11.39          2,852        3.00         4,753        5.00
Tangible capital (to adjusted
  total assets)                           10,827      11.39          1,426        1.50           N/A

1996
Total capital (to risk weighted
  assets)                              $  10,662      24.69%     $   3,455        8.00%     $  4,319       10.00%
Tier 1 (core) capital (to risk
  weighted assets)                        10,223      23.68          1,727        4.00         2,591        6.00
Tier 1 (core) capital (to adjusted
  total assets)                           10,223      11.78          2,603        3.00         4,339        5.00
Tangible capital (to adjusted
  total assets)                           10,223      11.78          1,301        1.50           N/A


At June 30, 1997, the Bank was categorized as well capitalized.

The Qualified Thrift Lender (QTL) test requires that approximately 65% of assets be maintained in housing-related finance and other specified areas. If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that the QTL test has been met.

Regulations of the Office of Thrift Supervision (OTS) limit the amount of dividends and other capital distributions that may be paid by a savings institution without prior approval of the OTS. The regulatory restriction is based on a three-tiered system with the greatest flexibility being afforded to well-capitalized (Tier 1) institutions. The Bank is currently a Tier 1 institution. Accordingly, the Bank can make, without prior regulatory approval, distributions during a calendar year up to 100% of its net income to date during the calendar year plus an amount that would reduce by up to one-half the amount of its capital which exceeds its most stringent capital requirement as of the beginning of the calendar year.


                                  (Continued)

                      THREE RIVERS FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         June 30, 1997, 1996 AND 1995

NOTE 11 - REGULATORY CAPITAL (Continued)

At the time of conversion, the Bank established a liquidation account of $5,507,290 which was equal to its total net worth as of the date of the latest balance sheet appearing in the final conversion prospectus. The liquidation account is maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account is reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases in a deposit account will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The Bank may not pay dividends that would reduce shareholders' equity below the required liquidation account balance.

Under the most restrictive of the dividend limitations described above, at June 30, 1997, approximately $3,948,000 was available to the Bank for the payment of dividends to the holding company.


NOTE 12 - COMMITMENTS AND CONTINGENCIES AND FINANCIAL INSTRUMENTS
  WITH OFF-BALANCE-SHEET RISK

Some financial instruments are used in the normal course of business to meet the financing needs of customers. These financial instruments include commitments to make loans and loans-in-process. The contractual amount of these financial instruments are as follows at June 30:

                                        1997          1996
                                        ----          ----
         Fixed rate                  $1,207,922   $1,950,341
         Variable rate                1,354,810      698,400
                                     ----------   ----------
                                     $2,562,732   $2,648,741
                                     ==========   ==========

Loan commitments generally have terms of 30 days and contractual interest rates ranging from 6.00% to 10.50%. Fees received in connection with these commitments have not been recognized in income.

Additionally, at June 30, 1997 and 1996, the Company had outstanding unused lines of credit and letters of credit aggregating approximately $3,503,298 and $1,763,000.

                                  (Continued)

                      THREE RIVERS FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         June 30, 1997, 1996 AND 1995

NOTE 12 - COMMITMENTS AND CONTINGENCIES AND FINANCIAL INSTRUMENTS
  WITH OFF-BALANCE-SHEET RISK (Continued)

Commitments to make loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since certain commitments to make loans and lines of credit expire without being used, the amount does not necessarily represent future cash commitments. The Company's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of these instruments. The Company follows the same credit policy to make such commitments as is followed for those loans recorded in the consolidated statements of financial condition. No losses are anticipated as a result of these transactions.

The Company has entered into an employment agreement and severance agreements with certain officers of the Company. The employment agreement provides for a term of three years and a salary and performance review by the Board of Directors not less often than annually, as well as inclusion of the employee in any formally established employee benefit, bonus, pension and profit-sharing plans for which senior management personnel are eligible. The agreement may be extended for one-year periods as determined by the Board of Directors. Under the terms of the agreement, certain events leading to termination from the Company could result in a cash payment of approximately three times the affected employee's compensation. The severance agreements are for a period of two years and may be extended for one-year periods as determined by the Board of Directors. They provide for benefits of up to two times base compensation to the employees upon a change in control of the Bank or the Company.

In addition, the Company is a party to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the Company's consolidated financial position or results of operations.


NOTE 13 - RELATED PARTY TRANSACTIONS

The Company has granted loans to related parties, which include executive officers, directors and their affiliates. A summary of activity of related party loans aggregating $60,000 or more to any one related party at June 30 is as follows:

                                                      1997               1996
                                                      ----               ----
Beginning balance                                  $ 365,353          $ 404,985
New loans                                            545,626             45,826
Repayments and renewals                             (371,346)           (77,432)
Other changes                                         54,830             (8,026)
                                                   ---------          ---------
    Ending balance                                 $ 594,463          $ 365,353
                                                   =========          =========

Other changes include adjustments for loans applicable to one reporting period that are excludable from the other reporting period.

Related party deposits totaled approximately $1,193,000 at June 30, 1997.


                                  (Continued)

                      THREE RIVERS FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         June 30, 1997, 1996 AND 1995

NOTE 14 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Presented below is condensed financial information for Three Rivers Financial Corporation as of June 30:

                            CONDENSED BALANCE SHEETS


                                                         1997            1996
                                                         ----            ----
ASSETS
Cash and cash equivalents                             $   259,618    $   137,279
Investment in subsidiary                               10,874,503     10,390,564
Securities held to maturity                               250,000        250,000
Loan receivable from subsidiary bank                      950,000      1,500,000
Loan receivable from ESOP                                 561,626        630,396
Other assets                                                5,512          5,011
                                                      -----------    -----------

   Total assets                                       $12,901,259    $12,913,250
                                                      ===========    ===========

LIABILITIES                                           $    98,515    $   127,652

SHAREHOLDERS' EQUITY                                   12,802,744     12,785,598
                                                      -----------    -----------

   Total liabilities and shareholders' equity         $12,901,259    $12,913,250
                                                      ===========    ===========

                         CONDENSED STATEMENTS OF INCOME
              For the year ended June 30, 1997, and for the period
                      August 23, 1995 through June 30, 1996

                                                                       1997         1996
                                                                       ----         ----
Operating income
   Interest on loan                                                 $  52,535    $  48,492
   Other                                                               13,500        1,763
                                                                    ---------    ---------
                                                                       66,035       50,255
Operating expense                                                     153,704      140,905
                                                                    ---------    ---------


INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY     (87,669)     (90,650)

Equity in undistributed income of subsidiary                          597,195      708,650
                                                                    ---------    ---------


NET INCOME                                                          $ 509,526    $ 618,000
                                                                    =========    =========


                                  (Continued)

                      THREE RIVERS FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         June 30, 1997, 1996 AND 1995

NOTE 14 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
              For the year ended June 30, 1997, and for the period
                      August 23, 1995 through June 30, 1996

                                                                            1997               1996
                                                                            ----               ----
   CASH FLOWS FROM OPERATING ACTIVITIES
       Net income                                                   $      509,526    $       618,000
       Adjustments to reconcile net income to net cash
         from operating activities
          Equity in undistributed income of subsidiary                    (597,195)          (708,650)
          Increase in other assets                                            (501)            (5,011)
          Increase (decrease) in other liabilities                         (29,138)           127,652
                                                                    --------------    ---------------
              Net cash from operating activities                          (117,308)            31,991

    CASH FLOWS FROM INVESTING ACTIVITIES
       Purchase of securities held to maturity                                               (250,000)
       Origination of loan from subsidiary bank                                            (1,500,000)
       Repayments on loan from subsidiary bank                             550,000
       Origination of loan from ESOP                                                         (687,700)
       Repayments on loan from ESOP                                         46,936             57,304
       Purchase of common stock in subsidiary bank                                         (5,182,624)
                                                                    --------------    ---------------
          Net cash from investing activities                               596,936         (7,563,020)

    CASH FLOWS FROM FINANCING ACTIVITIES
       Dividends received from subsidiary bank                             300,000
       Proceeds from sale of common stock, net of conversion costs                          7,973,269
       Purchase of treasury stock                                                            (111,545)
       Purchase of common stock                                           (387,537)
       Cash dividends paid                                                (269,752)          (193,416)
                                                                    --------------    ---------------
          Net cash from financing activities                              (357,289)         7,668,308
                                                                    --------------    ---------------

    Net change in cash and cash equivalents                                122,339            137,279

    Cash and cash equivalents at beginning of period                       137,279
                                                                    --------------    ---------------

    CASH AND CASH EQUIVALENTS AT END OF PERIOD                      $      259,618    $       137,279
                                                                    ==============    ===============



                                  (Continued)

                      THREE RIVERS FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         June 30, 1997, 1996 AND 1995

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair values of the Company's financial instruments and the related carrying values at June 30, 1997 and 1996.

                                                          1 9 9 7                             1 9 9 6
                                                          -------                             -------
                                                 Carrying          Estimated         Carrying           Estimated
                                                   Value          Fair Value           Value           Fair Value
                                                   -----          ----------           -----           ----------
Financial Assets
   Cash and cash equivalents                 $     7,437,993    $   7,438,000     $    4,111,621    $     4,112,000
   Interest earning time deposits in
     other financial institutions                  3,470,980        3,475,000          3,867,980          3,870,000
   Securities held to maturity                    17,924,950       17,891,000         19,267,832         18,876,000
   Loans, net of allowance for loan losses        61,812,630       62,571,000         56,042,608         56,826,000
   Federal Home Loan Bank Stock                    1,042,300        1,042,000            618,700            619,000
   Accrued interest receivable                       450,892          451,000            554,937            555,000

Financial Liabilities
   Demand and savings deposits                   (22,483,857)     (22,484,000)       (23,529,013)       (23,529,000)
   Time deposits                                 (37,860,935)     (37,501,000)       (40,195,407)       (40,025,000)
   Borrowed funds                                (20,344,287)     (19,846,000)        (9,210,609)        (9,074,000)
   Advances from borrowers for taxes
     and insurance                                  (399,331)        (399,000)          (422,832)          (423,000)
   Accrued interest payable                          (86,885)         (87,000)           (94,727)           (95,000)

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of June 30, 1997 and 1996. The estimated fair value for cash and cash equivalents, the allowance for loan losses, Federal Home Loan Bank stock, accrued interest receivable, demand and savings deposits, advances from borrowers for taxes and insurance, and accrued interest payable is considered to approximate cost. The estimated fair value of interest earning time deposits is based on offering rates for such instruments, applied for the time period until maturity. The estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans is based on estimates of the rate the Bank would charge for similar such loans, applied for the time period until estimated repayment. The estimated fair value for time deposits and borrowed funds is based on estimates of the rate the Bank would pay on such deposits or borrowings, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance sheet loan commitments approximate cost and are not considered significant to this presentation.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values should not be considered to apply at subsequent dates.

In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, non-financial instruments typically not recognized in financial statements may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill and similar items.



                                  (Continued)

                      THREE RIVERS FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         June 30, 1997, 1996 AND 1995

NOTE 16 - FEDERAL DEPOSIT INSURANCE PREMIUM

The deposits of savings associations such as the Bank are insured by the Savings Association Insurance Fund ("SAIF"). A recapitalization plan signed into law on September 30, 1996 provided for a one-time assessment of 65.7 basis points applied to all SAIF deposits as of March 31, 1995. Based on the Bank's deposits as of that date, a one-time assessment of approximately $411,000 was paid and recorded as federal deposit insurance premium expense for the year ended June 30, 1997.

NOTE 17 - IMPACT OF NEW ACCOUNTING STANDARDS

In March 1997, the accounting requirements for calculating earnings per share were revised. Basic earnings per share for the quarter ended December 31, 1997 and later will be calculated solely on average common shares outstanding. Diluted earnings per share will reflect the potential dilution of stock options and other common stock equivalents. All prior calculations will be restated to be comparable to the new methods. As the Company has not had significant dilution from stock options, the new calculation methods are not expected to change prior earnings per share disclosures.

SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," was issued in 1996. It revises the accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. It became effective for some transactions occurring after December 31, 1996, and will be effective for others in 1998. The impact of partial adoption in 1997 was not material to the 1997 consolidated financial statements and the impact of the complete adoption in 1998 is also not expected to be material to the consolidated financial statements.

                             BOARD OF DIRECTORS OF
                     THREE RIVERS FINANCIAL CORPORATION AND
                               FIRST SAVINGS BANK
                                Stephen R. Olson
                       Chairman of the Board of Directors
                         Manager, Morton Buildings, Inc.

                                G. Richard Gatton
                     President, Chief Executive Officer, and
                                    Director

                                 Larry A. Clark
                                    Director
                                Automobile Sales

                               G. Verglea Gotfryd
                                    Director
                          Retired Life Insurance Agent

                                Philip Halverson
                                    Director
                            Retired Funeral Director

                                 John A. Mathews
                                    Director
                               Retired Optometrist

                              Thomas O. Monroe, Sr.
                                    Director
                     Chairman Emeritus, Johnson Corporation

                 OFFICERS OF THREE RIVERS FINANCIAL CORPORATION
                                G. Richard Gatton
                      President and Chief Executive Officer

                                  Martha Romig
                             Senior Vice-President,
                            Secretary, Treasurer and
                             Chief Financial Officer


                         OFFICERS OF FIRST SAVINGS BANK
                                G. Richard Gatton
                      President and Chief Executive Officer

                                  Martha Romig
                             Senior Vice-President,
                            Secretary, Treasurer and
                             Chief Financial Officer

                                 William F. Cody
                                 Vice-President

                                R. Orville Poling
                                 Vice-President

                                   Susan Lowry
                          Assistant Vice-President and
                               Assistant Treasurer

                                 Joyce Shidaker
                               Assistant Secretary

                                  Betty Kipker
                                 Savings Officer

                                 STOCK LISTING
The common stock of Three Rivers Financial Corporation is listed on the American Stock Exchange under the symbol "THR".

                              SHAREHOLDER SERVICES
Registrar and Transfer Company serves as transfer agent and dividend distributing agent for TRFC's shares. Communications regarding change of address, transfer of shares, lost certificates, and dividends should be sent to:

                         Registrar and Transfer Company
                                10 Commerce Drive
                             Cranford, NJ 07016-3572
                                 (800) 346-6084


                                 ANNUAL MEETING
The Annual Meeting of Shareholders of Three Rivers Financial Corporation will be held on October 29, 1997, at 9:00 a.m., local time, at the Three Rivers Community Center. Shareholders are cordially invited to attend.


                                  LEGAL COUNSEL
                         Manatt, Phelps & Phillips, LLP
                               1501 M Street, N.W.
                                    Suite 700
                             Washington, D.C. 20005


                          ANNUAL REPORT ON FORM 10-KSB
A copy of TRFC's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

                      Three Rivers Financial Corporation
                              123 Portage Avenue
                            Three Rivers, MI 49093
                             Attention: President

                                CORPORATE OFFICE
                               123 Portage Avenue
                          Three Rivers, Michigan 49093
                                 (616) 279-5117


         Schoolcraft Branch                    Union Branch
           500 North Grand                     15534 U.S. 12
     Schoolcraft, Michigan 49087           Union, Michigan 49130
           (616) 679-5271                     (616) 641-7979


                               Three Rivers Branch
                            1213 West Michigan Avenue
                          Three Rivers, Michigan 49093
                                 (616) 273-8681