Form 10KSB40, Exhibit 13
period 1998-06-30
THREE RIVERS FINANCIAL CORP
filed 1998-09-28
CIK 944301

                                                                      EXHIBIT 13

                                  THREE RIVERS
                             FINANCIAL CORPORATION

                                      1998
                                 ANNUAL REPORT

                               TABLE OF CONTENTS








      MESSAGE TO SHAREHOLDERS .......................................    1

      BUSINESS OF THREE RIVERS FINANCIAL CORPORATION ................    2

      MARKET PRICE OF TRFC COMMON SHARES AND RELATED SHAREHOLDER
        MATTERS .....................................................    2

      SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA ....    4

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
        AND RESULTS OF OPERATIONS ...................................    6

      INDEPENDENT AUDITOR'S REPORT ..................................   19

      FINANCIAL STATEMENTS

        Consolidated Balance Sheets .................................   20

        Consolidated Statements of Income ...........................   21

        Consolidated Statements of Changes In Shareholders' Equity ..   22

        Consolidated Statements of Cash Flows .......................   24

        Notes to Consolidated Financial Statements ..................   26

      OFFICERS AND DIRECTORS ........................................   45

      SHAREHOLDER INFORMATION .......................................   46

                            MESSAGE TO SHAREHOLDERS





Dear Fellow Shareholder:

On behalf of the Board of Directors, officers and employees, it is a pleasure to provide you with the 1998 Annual Report of Three Rivers Financial Corporation (the "Company"), the holding company for First Savings Bank (the "Bank"). The year was prosperous for our Company. We experienced expansion of our retail network through the continued emphasis on our community banking strategy.

This past year reflected both growth and change for our Company. The Bank opened offices in Howe, Indiana in February 1998 and Middlebury, Indiana in June 1998. The new offices are a natural extension of our service area and will provide growth and future income for the Company. It is anticipated that the investment in these two offices will have a negative impact on earnings for the next twelve to twenty four months. During the past year we also completed major remodeling to our Union, Michigan office. The investment in these offices continues the Company's emphasis on community banking.

For the year ended June 30, 1998, the Company reported net income of $822,000. This figure compares favorably to the prior year's net income of $510,000, which included a net after tax SAIF charge of approximately $270,000.

Total assets as of June 30, 1998 were $98.9 million compared to $95.1 million as of June 30, 1997. Total deposits were $61.5 million as of June 30, 1998 compared to the prior year's balance of $60.3 million. As of June 30, 1998, net loans were $62.1 million compared to $61.8 million as of June 30, 1997.
The slight increase in loans was achieved despite the sale of a large number of mortgages to the secondary market because of the low interest rate environment.

The Company has been working on the Year 2000 issue for over one year. We have developed and are currently implementing a plan to address this significant date change. Management expects this issue will have no adverse effect on our operations and service to customers. The Company, however, is dependent on outside service providers whose readiness for the Year 2000 may affect the Company.

The Company repurchased 41,227 shares of its common stock during the past year which resulted in total shares outstanding of 783,313 as of June 30, 1998. I am sure you are aware that our quarterly dividend was increased to $.11 per share in January of this year.

We again express thanks to our shareholders. We recognize the valuable role you have in our Company. The Board of Directors and management of the Company recognize our responsibility to provide income through the payment of dividends and growth in your share value over time. The report that follows provides more details about our past year's performance.




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

Serving the Three Rivers, Michigan area since 1886, First Savings Bank conducts business from its main office at 123 Portage Avenue in Three Rivers and from its full-service branches located in Three Rivers, Schoolcraft and Union, Michigan, and Howe and Middlebury, Indiana. The Howe and Middlebury branches began operation in 1998. First Savings Bank is engaged principally in making loans secured by residential real estate. First Savings Bank also originates consumer loans, loans secured by multi-family residential and commercial properties, commercial business loans, construction loans, second mortgages on single-family residences, home equity lines of credit and loans secured by savings accounts. First Savings Bank also invests in U.S. Government and agency obligations, obligations of states and political subdivisions, mortgage-backed securities, collateralized mortgage obligations, and other investments permitted by applicable law. Funds for lending and other investment activities are obtained primarily from deposits, loan principal repayments and borrowings from the Federal Home Loan Bank ("FHLB") of Indianapolis.

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


MARKET PRICE OF TRFC'S COMMON SHARES AND RELATED SHAREHOLDER MATTERS

As of September 15, 1998, there were 783,313 common shares of TRFC outstanding held by approximately 265 shareholders of record. The following table sets forth the high and low sales prices and dividends declared per share of common stock for the periods indicated. The prices do not include retail markups, markdowns or commissions. TRFC's common shares are listed on the American Stock Exchange ("AMEX"), under the symbol "THR".


                                                                Dividends
             Quarter Ended            High          Low         Declared
           ------------------       --------       ------       ---------

           September 30, 1997         16 13/16     15 5/8        $    .10
           December 31, 1997          21 3/4       16 5/8             .10
           March 31, 1998             23 7/8       20 7/8             .11
           June 30, 1998              21 1/2       19 1/8             .11

           September 30, 1996         13 1/2       12 3/8        $    .075
           December 31, 1996          14 3/8       12 5/8             .09
           March 31, 1997             15 1/2       13 5/8             .09
           June 30, 1997              16 3/8       13 3/8             .09


Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions.

The income of TRFC consists of dividends which may periodically be declared and paid by the Board of Directors of First Savings Bank on the common shares of First Savings Bank held by TRFC and earnings on the net proceeds retained by TRFC from the sale of TRFC's common shares in connection with the Conversion.

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

OTS regulations applicable to all savings institutions provide that a savings institution which immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution has total capital (as defined by OTS regulations) that is equal to or greater than the amount of its capital requirements is generally permitted without OTS approval (but subsequent to 30 days' prior notice to the OTS) to make capital distributions, including dividends, during a calendar year in an amount not to exceed the greater of (1) 100% of its net earnings to date during the calendar year, plus an amount equal to one-half the amount by which its total capital to assets ratio exceeded its required capital to assets ratio at the beginning of the calendar year, or (2) 75% of its net earnings for the most recent four-quarter period. Savings institutions with total capital in excess of the capital requirements that have been notified by the OTS that they are in need of more than normal supervision will be subject to restrictions on dividends. A savings institution that fails to meet current minimum capital requirements is prohibited from making any capital distributions without the prior approval of the OTS.

First Savings Bank currently meets all of its capital requirements and, unless the OTS determines that First Savings Bank is an institution requiring more than normal supervision, First Savings Bank may pay dividends in accordance with the foregoing provisions of the OTS regulations. Unrestricted retained earnings of First Savings Bank at June 30, 1998, available for the payment of dividends to TRFC under the foregoing regulations was approximately $4,410,000.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                                 AND OTHER DATA








                                                     ----------------------------At June 30,-----------------------
                                                      1998            1997           1996            1995     1994
                                                     -------        -------         -------        -------  -------
Selected Financial Condition Data:                                             (In Thousands)
Total assets                                         $98,885        $95,130         $87,151        $73,300  $72,611
Cash and cash equivalents                             12,281          7,438           4,112          3,822    6,331
Interest-earning time deposits in other
 financial institutions                                4,065          3,471           3,868          2,676    3,272
Securities and Federal Home Loan Bank stock           16,165         18,967          19,887          9,256    7,993
Loans receivable, net                                 62,120         61,813          56,043         54,377   52,128
Deposits                                              61,516         60,345          63,724         63,138   63,359
Borrowed funds                                        22,744         20,344           9,211          3,845    3,000
Shareholders' equity                                  12,688         12,803          12,786          5,395    4,743



                                                     ---------------------Years Ended June 30,---------------------
                                                       1998           1997           1996           1995     1994
                                                     -------        -------         -------        -------  -------
Selected Operating Results Data:                              (In Thousands, except per share data)
Total interest income                                $ 7,248        $ 6,795         $ 6,295        $ 5,484  $ 5,417
Total interest expense                                 3,848          3,437           3,209          2,782    2,781
                                                     -------        -------         -------        -------  -------
    Net interest income                                3,400          3,358           3,086          2,702    2,636
Provision for loan losses                                 60             60              65             87       65
                                                     -------        -------         -------        -------  -------
Net interest income after provision for loan losses    3,340          3,298           3,021          2,615    2,571
                                                     -------        -------         -------        -------  -------

Noninterest income:
    Service charges and fees                             312            276             253            243      293
    Gains on sales of interest-earning assets            127             44              84             27       46
    Other noninterest income                             219            208             160             95       90
                                                     -------        -------         -------        -------  -------
Total noninterest income                                 658            528             497            365      429
Total noninterest expense                              2,856          3,047           2,504          2,014    2,253
                                                     -------        -------         -------        -------  -------
Income before income taxes and cumulative
 effect of accounting change                           1,142            779           1,014            966      747
Income tax expense                                       320            269             344            314      235
                                                     -------        -------         -------        -------  -------
Income before cumulative effect
 of accounting change                                    822            510             670            652      512
Cumulative effect of accounting change                                                                           70
                                                     -------        -------         -------        -------  -------
Net income                                           $   822        $   510         $   670        $   652  $   582
                                                     =======        =======         =======        =======  =======

Basic earnings per share (1)                         $  1.10        $   .67         $   .79            N/A      N/A
                                                     =======        =======         =======        =======  =======
Diluted earnings per share (1)                       $  1.07        $   .67         $   .79            N/A      N/A
                                                     =======        =======         =======        =======  =======



(1) This item is not applicable for any of the periods presented before 1996; prior to August 23, 1995, First Savings Bank was a mutual savings bank.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                                 AND OTHER DATA





                                                                           ----------Years Ended June 30,----------
                                                                            1998    1997     1996     1995    1994
                                                                            ----    ----     ----     ----    ----
Selected Financial Ratios and Other Data:

Performance Ratios:
    Return on assets (ratio of net income to average total assets)            .85%     .57%     .80%     .90%   .80%
    Interest rate spread                                                     3.17     3.46     3.45     3.58   3.58
    Net interest margin(1)                                                   3.78     3.95     3.95     3.89   3.73
    Ratio of operating expense to average total assets                       2.96     3.39     2.98     2.77   3.09
    Return on shareholders' equity (ratio of net income to average equity)   6.28     4.50     5.19    13.00  12.88

Asset Quality Ratios:
    Non-performing assets to total assets at end of period(2)                 .69      .60      .69      .76   1.26
    Allowance for loan losses to non-performing loans
       at end of period                                                     74.89   312.30   272.12   274.82  86.63

Capital Ratios:
    Shareholders' equity to total assets at end of period                   12.83    13.46    14.67     7.36   6.53
    Average shareholders' equity to average assets                          13.58    12.59    15.38     6.91   6.11
    Dividend payout (dividends declared per share divided
       by basic earnings per share)                                         38.18    51.49    28.48      N/A    N/A
    Ratio of average interest-earning assets to average
       interest-bearing liabilities                                          1.14x    1.12x    1.12x    1.08x  1.04x






(1)  Net interest income divided by average interest earning assets.
(2) Non-performing assets consist of non-accruing loans, accruing loans which are past due 90 days or more and foreclosed assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL

The Bank was formed as a state-chartered savings and loan association in 1886. The Bank became a member of the FHLB of Indianapolis in 1933, obtained federal deposit insurance in 1939, converted to a federal mutual savings bank in 1987, and converted to stock form in August 1995 as the wholly-owned subsidiary of Three Rivers Financial Corporation. At June 30, 1998, TRFC had approximately $98.9 million in assets, $61.5 million in deposits and $12.7 million in shareholders' equity.

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

FINANCIAL CONDITION

JUNE 30, 1998 COMPARED TO JUNE 30, 1997

The Company's total assets increased $3.8 million, or 3.95%, from $95.1 million at June 30, 1997 to $98.9 million at June 30, 1998. The increase was due primarily to an increases in interest-earning deposits with other financial institutions. The increase was funded mainly by additional proceeds from borrowed funds.

Cash and cash equivalents increased $4.8 million to $12.3 million at June 30, 1998. The increase was a direct result of an increase in interest-earning deposits with other financial institutions, from $4.7 million at June 30, 1997 to $9.5 at June 30, 1998.

Securities decreased $2.9 million from $17.9 at June 30, 1997 to $15.0 million at June 30, 1998. Total securities held at June 30, 1998 were primarily classified as held to maturity and consisted of U.S. Government and federal agency securities, mortgage-backed securities, securities issued by states and political subdivisions and corporate securities. The mortgage backed and related securities portfolio consisted of issues from FHLMC, GNMA, FNMA and other collateralized mortgage obligations with contractual maturities ranging from one to 25 years. The remaining securities held to maturity are primarily due in one to ten years.

During the years ended June 30, 1998 and 1997, the Company did not hold any securities that would be categorized as trading securities.

Loans remained relatively stable, increasing slightly from $61.8 million at June 30, 1997 to $62.1 million at June 30, 1998. The loan portfolio mix also remained relatively constant as compared to the prior year. Loans secured by real estate represents the Company's primary lending activity, with a balance of $51.7 million at June 30, 1998 as compared to $52.6 million at June 30, 1997. Of this balance, mortgage loans secured by one-to-four family residences comprise $43.3 million, or 69.7%, of the net loan portfolio at June 30, 1998. Management anticipates moderate growth in each of its loan categories, as long as interest rates do not rise significantly and the economy does not experience a marked downturn.

In addition to its principal activity of making loans secured by residential real estate, the Company offers a variety of consumer and other loans including automobile, commercial, home equity, commercial real estate and general purpose loans. Total consumer and other loans increased $1.0 million to $12.1 million at June 30, 1998 as a result of lending programs designed to attract this loan market. Commercial and other loans, such as home improvement and general purpose loans, increased approximately $700,000 to $6.5 million. Automobile and home equity loans comprise the remaining total of consumer and other loans, accounting for $5.6 million at June 30, 1998. Both of these loan types remained relatively stable during the year. Although the risks involved in consumer and other lending can be greater than those associated with one-to-four family residential mortgage lending, management does not believe that the additional risk is substantial, or that the overall quality of the loan portfolio has been hindered, due to the standards for extending credit in place at the Company.

Total deposits increased to $61.5 million at June 30, 1998 from $60.3 million at June 30, 1997. The increase in total deposits was primarily attributable to an increase of $1.6 million, or 7.9%, in savings and NOW deposits. The timing and magnitude of deposit growth remains difficult to predict and is affected by the local economy, interest rates paid on competing personal investments and the confidence of customers in the financial services industry.

To fund the growth in assets, the increase in total deposits was accompanied by an increase in total borrowed funds of $2.4 million. The balance of borrowed funds of $22.7 million at June 30, 1998 consists of advances from the Federal Home Loan Bank ("FHLB") with both fixed and variable interest rates and stated maturities ranging through 2008. The FHLB has designed various borrowing programs to assist financial institutions in managing liquidity needs and interest rate risk.

Shareholders' equity amounted to $12.7 million or 12.8% of total assets at June 30, 1998 compared to $12.8 million or 13.5% of total assets at June 30, 1997. The decrease primarily resulted from the repurchase of stock totaling $824,000 and dividends paid of $326,000, offset by net income of $822,000.

RESULTS OF OPERATIONS

COMPARISON OF YEARS ENDED JUNE 30, 1998 AND 1997

General. Net income for the year ended June 30, 1998 was $822,000, an increase of $312,000 compared to net income for the year ended June 30, 1997 of $510,000. This increase was primarily the result of the $271,000, net of tax impact, government mandated special assessment to recapitalize the Savings Association Insurance Fund ("SAIF"), administered by the Federal Deposit Insurance Corporation ("FDIC") taken in 1997. This one-time, special assessment amounted to $.657 for every $100 of SAIF insured deposits as of March 31, 1995.

Interest Income. Interest income increased $452,000, or 6.7%, from $6.8 million for the year ended June 30, 1997 to $7.2 million for the year ended June 30, 1998. This was due primarily to changes in the average balances of the Company's interest-earning assets during 1998 as compared to 1997. An increase in the average loan portfolio of $4.0 million and other interest-earning assets of $3.2 million was offset by a decrease in the average securities portfolio of $3.0 million.

Interest Expense. Interest expense for the year ended June 30, 1998 was $3.8 million, an increase of 12.0% over the June 30, 1997 balance of $3.4 million. This increase in interest expense was primarily the result of an increase in average borrowed funds of $6.3 million during 1998 as compared to 1997.

Net interest income. Net interest income increased $42,000 for the year ended June 30, 1998 as compared to June 30, 1997, primarily as a result of the volume variances in interest-earning assets and interest-bearing liabilities noted above. The net yield on average interest-earning assets was down slightly at 3.78% for 1998 as compared to 3.95% for 1997. However, the average outstanding balance of interest-earning assets increased 5.9% from $85.0 million for 1997 to $90.0 million in 1998. Future improvement in this yield depends on various factors, including the Company's ability to continue to successfully market higher-yielding consumer loan products and to obtain growth in low-cost deposit accounts such as NOW and savings.

Provision for Loan Losses. The provision for loan losses for the years ended June 30, 1998 and 1997 was $60,000. The provision for loan losses, less net charge-offs for the period of $58,000, increased the allowance for loan losses slightly to $489,000 at June 30, 1998 from $487,000 at June 30, 1997.
Management continues to increase the allowance based on, among other things, the composition of the Company's loan portfolio, including the higher risk associated with commercial real estate and construction loans, home equity lines of credit, and loans not secured by real estate, such as automobile loans. In establishing the allowance, management also considers the level of classified and nonperforming loans and their estimated value, and the national economic outlook, which may tend to inhibit economic activity and depress real estate and other values in the Company's primary market area.

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

Noninterest Income. Noninterest income increased from $528,000 to $658,000 from 1997 to 1998. As a result of increased refinancing volume from lower prevailing interest rates compared to the prior fiscal year, proceeds from the sale of mortgage loans increased $3.2 million, from $2.5 million for the year ended June 30, 1997 to $5.7 million for the year ended June 30, 1998. As a result, gains on sales of loans increased by $82,000, accounting for the majority of the increase. In addition, service charges on deposit accounts increased $38,000, contributing to the overall increase.

Noninterest Expense. Noninterest expense decreased from $3.0 million for the year ended June 30, 1997 to $2.8 million for the year ended June 30, 1998. This decrease of $192,000 or 6.3%, was primarily the result of the $411,000 special SAIF assessment in 1997 as discussed above. The Bank's annual deposit premiums decreased approximately $62,000 in fiscal 1997. The decrease in the SAIF assessment was offset by an increase in various other expense categories, including compensation and benefits of $72,000, occupancy and equipment of $77,000, advertising and promotion of $29,000, data processing of $29,000, and printing and supplies of $25,000. The increase in such expense categories is primarily the result of the addition of two new branches in 1998.

Income Tax Expense. Income tax expense increased from $269,000 for the year ended June 30, 1997 to $320,000 for the year ended June 30, 1998 due primarily to increased income before federal income taxes in 1998 as compared to 1997.

On August 20, 1996, the Small Business Job Protection Act of 1996 was signed into law by the President of the United States. This law repeals the percentage of taxable income method which was previously used to determine the Bank's bad debt deduction for tax purposes. As more fully disclosed in Note 10, the Company must recapture approximately $52,700 of income taxes over a six-year period beginning no later than 1999.

COMPARISON OF YEARS ENDED JUNE 30, 1997 AND 1996

General. Net income for the year ended June 30, 1997 was $510,000, a decrease of $160,000 compared to net income for the year ended June 30, 1996 of $670,000. This decrease was primarily due to the $271,000, net of tax impact, SAIF assessment, as discussed above.

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

Net interest income. Net interest income increased $272,000 for the year ended June 30, 1997 as compared to June 30, 1996, primarily as a result of the volume variances in interest-earning assets and interest-bearing liabilities noted above. The net yield on average interest-earning assets was stable at 3.95% for 1996 and 1997. However, the average outstanding balance of interest-earning assets increased 8.8% from $78.1 million in 1996 to $85.0 million for 1997.

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

At June 30, 1998, the Company's total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $18.2 million, representing a negative cumulative one-year gap ratio of 19.44% of total interest-earning assets. Therefore, management believes that the Company could be adversely affected during a period of rising interest rates depending on the magnitude of repricing of individual items, particularly adjustable rate loans, which are subject to various limitations on interest rate changes, and the passbook and transaction-type demand accounts for which interest rate changes will depend on competitive and other factors.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 1998 which are scheduled to reprice or mature in each of the time periods shown. Except as stated below, the amounts of assets or liabilities shown which reprice or mature during a particular period were determined in accordance with the contractual terms of the asset or liability.


                                               ------------------------Maturing or Repricing------------------------
                                                                     -----------------------------
                                                  0-3        3-6    6 Months to   1-2       3-5      Over
                                                Months     Months    One Year    Years     Years    5 Years   Total
                                               ---------  ---------  ---------  --------  --------  -------  -------
                                                                     (Dollars in Thousands)

Interest-earning assets:
    Fixed-rate mortgage loans                     $1,778       $947       $858      $925    $1,131   $5,562  $11,201
    Adjustable rate mortgage loans                   509        480      6,380    15,102     6,312   11,751   40,534
    Consumer and other loans                       3,974        379      1,167     2,096     3,448    1,059   12,123
    Mortgage-backed securities                                  936      1,496     4,712     1,197    4,683   13,024
    Securities                                                                       500       103    1,375    1,978
    Interest-earning time deposits                   396        396      1,982     1,291                       4,065
    Other interest-earning assets                  9,512                                                       9,512
    FHLB stock                                     1,162                                                       1,162
                                               ---------  ---------  ---------  --------  --------  -------  -------

        Total interest-earning assets             17,331      3,138     11,883    24,626    12,191   24,430   93,599

Interest-bearing liabilities:
    Time deposits                                  7,445      4,855      7,151    13,269     4,409            37,129
    Passbook savings                               7,914                                                       7,914
    NOW deposits                                   5,464                                                       5,464
    Money market demand accounts                   8,130                                                       8,130
    Other borrowings                               1,587      3,000      5,000     2,157     6,000    5,000   22,744
                                               ---------  ---------  ---------  --------  --------  -------  -------

        Total interest-bearing liabilities        30,540      7,855     12,151    15,426    10,409    5,000   81,381
                                               ---------  ---------  ---------  --------  --------  -------  -------

Interest-earning assets less
 interest-bearing liabilities                  $ (13,209) $  (4,717) $    (268) $  9,200  $  1,782  $19,430  $12,218
                                               =========  =========  =========  ========  ========  =======  =======

Cumulative interest-rate sensitivity gap       $ (13,209) $ (17,926) $ (18,194) $ (8,994) $ (7,212) $12,218
                                               =========  =========  =========  ========  ========  =======

Cumulative interest-rate sensitivity gap as a
 percentage of total interest-earning assets     (14.11)%   (19.15)%   (19.44)%   (9.61)%   (7.71)%   13.05%
                                               =========   ========  =========  ========  ========  =======

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

   4. Passbook savings, commercial demand, NOW and money market accounts, which totaled $21.5 million at June 30, 1998, are withdrawn or reprice within three months due to the possibility that such deposits will reprice in the event of significant changes in the overall level of interest rates.

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

The following table sets forth the interest rate sensitivity of the Bank's net portfolio value as of June 30, 1998 in the event of 1%, 2%, 3% and 4% instantaneous and permanent increases and decreases in market interest rates, respectively. These changes are set forth below as basis points, where 100 basis points equals one percentage point.


                                                         NPV as % of Present
                        Net Portfolio Value                Value of Assets
            ---------------------------------------    -----------------------
 Changes                                                           Basis Point
 in Rates   $ Amount         $ Change     % Change     NPV Ratio      Change
 --------   --------         --------      --------    ----------  -----------
              (Dollars in thousands)

   +400bp      $11,546       $(2,630)        (19)%       11.97%      (206)bp

   +300bp       12,446        (1,730)        (12)        12.73       (131)bp

   +200bp       13,239          (938)         (7)        13.36        (67)bp

   +100bp       13,842          (335)         (2)        13.82        (22)bp

      0bp       14,177                                   14.04

   -100bp       14,420           243           2         14.17         13bp

   -200bp       14,560           383           3         14.20         17bp

   -300bp       14,877           701           5         14.38         35bp

   -400bp       15,299         1,122           8         14.64         61bp


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

AVERAGE BALANCES , INTEREST AND AVERAGE YIELDS

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

                                                                   -----Years ended June 30,-----
                                                At June 30, 1998   -------------1998-------------
                                               ------------------
                                                                     Average    Interest
                                                          Yield/   Outstanding  Earned/    Yield/
                                               Balance    Cost      Balance      Paid      Rate
                                               --------  --------  -----------  --------  -------
                                                              (Dollars in Thousands)
Interest-earning assets:
    Loans receivable(1)                        $ 62,120      8.33% $   62,838   $  5,545      8.82%
    Securities (2)                               15,003      6.04      16,086      1,040      6.47
    Interest-earning time
     deposits                                     4,065      6.15       3,866        234      6.05
    Other interest-earning
     assets                                       9,512      5.54       6,105        342      5.60
    FHLB stock                                    1,162      8.00       1,085         87      8.02
                                               --------  --------  ----------   --------  --------

        Total interest-
         earning assets                        $ 91,862      7.57      89,980      7,248      8.06
                                               ========  --------  ----------   --------  --------

Interest-bearing liabilities:
    Money market                               $  8,130      3.87       7,518        290      3.86
    Savings deposits                              7,914      2.30       7,679        176      2.29
    NOW accounts                                  5,464      2.01       6,010        113      1.88
    Certificates of deposit                      37,129      5.70      37,083      2,100      5.66
    Borrowings                                   22,744      5.58      20,331      1,169      5.75
                                               --------  --------  ----------   --------  --------

    Total interest-bearing
     liabilities                               $ 81,381      4.91      78,621      3,848      4.89
                                               ========  --------  ----------   --------  --------

Net interest income                                                               $3,400
                                                                                ========
Net interest rate spread                                     2.66%                            3.17%
                                                         ========                         ========
Net earning assets                                                    $11,359
                                                                   ==========
Net yield on average interest-
 earning assets                                                                               3.78%
                                                                                          ========

Average interest-earning assets
 to average interest-bearing
 liabilities                                                             1.14X
                                                                   ==========



                                                ---------------------Years ended June 30,--------------------
                                                ------------1997------------    -------------1996------------

                                                  Average    Interest             Average    Interest
                                                Outstanding  Earned/   Yield/   Outstanding  Earned/   Yield/
                                                 Balance      Paid     Rate      Balance      Paid     Rate
                                                -----------  --------  -------  -----------  --------  ------
                                                          (Dollars in Thousands)
Interest-earning assets:
    Loans receivable(1)                            $58,835     $5,163    8.78%     $54,749     $4,841   8.84%
    Securities (2)                                  19,083      1,194     6.26      13,739        861    6.27
    Interest-earning time
     deposits                                        3,394        204     6.01       3,497        219    6.26
    Other interest-earning
     assets                                          2,891        172     5.95       5,461        325    5.95
    FHLB stock                                         767         62     8.08         619         49    7.92
                                                ----------   --------  -------  ----------   --------  ------

        Total interest-
         earning assets                             84,970      6,795     8.00      78,065      6,295    8.06
                                                ----------   --------  -------  ----------   --------  ------

Interest-bearing liabilities:
    Money market                                     6,017        184     3.06       6,599        193    2.92
    Savings deposits                                 8,562        197     2.30      11,576        262    2.26
    NOW accounts                                     8,522        110     1.29       5,880        116    1.97
    Certificates of deposit                         38,622      2,157     5.58      39,299      2,281    5.80
    Borrowings                                      14,049        789     5.62       6,273        357    5.69
                                                ----------   --------  -------  ----------   --------  ------

    Total interest-bearing
     liabilities                                    75,772      3,437     4.54      69,627      3,209    4.61
                                                ----------   --------  -------  ----------   --------  ------

Net interest income                                            $3,358                          $3,086
                                                             ========                        ========
Net interest rate spread                                                  3.46%                          3.45%
                                                                       =======                         ======
Net earning assets                                 $ 9,198                         $ 8,438
                                                ==========                      ==========
Net yield on average interest-
 earning assets                                                           3.95%                          3.95%
                                                                       =======                         ======

Average interest-earning assets
 to average interest-bearing
 liabilities                                          1.12X                           1.12X
                                                ==========                      ==========




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


                      ---------------------------------Years ended June 30,-----------------------------------------
                      -----1998----vs.-----1997-----  -----1997----vs.-----1996-----  -----1996----vs.-----1995-----
                          Increase                         Increase                         Increase
                         (Decrease)         Total         (Decrease)            Total      (Decrease)      Total
                           Due to          Increase         Due to             Increase      Due to       Increase
                           ------                           ------                           ------
                        Volume     Rate   (Decrease)  Volume       Rate       (Decrease)  Volume  Rate   (Decrease)
                        ------     ----   ----------  ------       ----       ----------  ------  ----   ----------
                                                      (Dollars in Thousands)
Interest-earning assets:
  Loans receivable   $        353  $  29  $      382  $      359  $     (37)  $      322  $  124  $ 135  $      259
  Securities                 (193)    39        (154)        334         (1)         333     315     20         335
  Interest-earning
   time deposits               29      1          30          (6)        (9)         (15)     32     12          44
  Other interest-
   earning assets             181    (11)        170        (153)                   (153)     74     94         168
  FHLB stock                   26     (1)         25          12          1           13              5           5
                     ------------  -----  ----------  ----------  ---------   ----------  ------  -----  ----------

    Total interest-
     earning
     assets          $        396  $  57         453  $      546  $     (46)         500  $  545  $ 266         811
                     ============  =====  ----------  ==========  =========   ----------  ======  =====  ----------

Interest-bearing
 liabilities:
  Money market       $         52  $  54         106  $      (18) $       9           (9) $   (7) $ (15)        (22)
  Savings deposits            (20)    (1)        (21)        (69)         4          (65)     12    (57)        (45)
  NOW accounts                (38)    41           3          42        (48)          (6)      9    (15)         (6)
  Certificates of
   deposit                    (87)    30         (57)        (39)       (85)        (124)     87    257         344
  Borrowings                  361     19         380         437         (5)         432     157     (1)        156
                     ------------  -----  ----------  ----------  ---------   ----------  ------  -----  ----------

  Total interest-
  bearing
   liabilities       $        268  $ 143         411  $      353  $    (125)         228  $  258  $ 169         427
                     ============  =====  ----------  ==========  =========   ----------  ======  =====  ----------

Net interest income                       $       42                          $      272                 $      384
                                          ==========                          ==========                 ==========

ASSET QUALITY

Total non-performing assets increased to $682,000 at June 30, 1998 as compared to $571,000 at June 30, 1997. The ratio of non-performing assets to total assets at June 30, 1998 was .69% compared to .60% at June 30, 1997. Included in non-performing assets at June 30, 1998 were mortgage loans totaling $455,000 and consumer and commercial loans totaling $198,000. Foreclosed real estate was $29,000 at June 30, 1998. The allowance for loan losses was 74.89% and 312.30% of nonperforming loans at June 30, 1998 and June 30, 1997, respectively. The majority of the non-performing mortgage loan balance at June 30, 1998 relates to one residential real estate loan in which the Company has secured a first lien on the property. Management believes the loan is adequately collateralized and no loss is expected.

OTS regulations require that management periodically review and classify assets pursuant to the classification of assets policy set forth in its regulations. Based on management's review of assets as of June 30, 1998, $262,000 of loans were classified as special mention and $494,000 as substandard. The majority of the substandard loan balance relates to the one residential real estate loan described above. As the balance of such loan classifications represent smaller-balance homogeneous loan types, these loans are not considered impaired at June 30, 1998. There were no other loans classified as impaired and no assets classified as doubtful or loss at June 30, 1998. Management reviews assets on a monthly basis, and at the end of each quarter prepares the asset classification listing in conformity with the OTS regulations.

LIQUIDITY AND CAPITAL RESOURCES

First Savings Bank's primary sources of funds are deposits, borrowings from the FHLB, principal and interest payments on loans, and maturities and paydowns on securities. While scheduled repayments of loans and security maturities and paydowns are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. Management has controlled this fluctuation in the sources of funds through borrowings from the FHLB. Management believes that the Bank's sources of funds will be adequate to meet its currently foreseeable liquidity needs.

A standard measure of liquidity for thrift institutions is the ratio of cash and eligible investments to a certain percentage of net withdrawable savings and borrowings due within one year. Currently, the OTS requires savings institutions to maintain a liquidity ratio of 4%. As of June 30, 1998, First Savings Bank's liquidity ratio was 30.81%.

During the year ended June 30, 1998, there was a net increase in cash and cash equivalents of $4.8 million. Major sources of cash during the period were net cash from operations of $1.4 million, a net increase of $2.4 million in borrowings from the FHLB, and $6.7 million in proceeds from the maturities and paydowns of securities held to maturity. Major uses of cash during the period included the purchase of $3.0 million of securities held to maturity, net premises and equipment purchases of $1.4 million, and repurchases of common stock totaling $824,000.

During the year ended June 30, 1997, there was a net increase in cash and cash equivalents of $3.3 million. Major sources of cash during the period were net cash from operations of $828 million, a net increase of $11.1 million in borrowings from the FHLB, and $3.6 million in proceeds from maturities and paydowns of securities held to maturity. Major uses of cash during the period included the purchase of $2.2 million of securities held to maturity, a net increase of $5.8 million in loans and a net reduction of $3.4 million in deposits.

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

The Company also has a need for liquid assets in order to fund its operating expenses, as well as for the payment of any dividends to shareholders. The Company currently has no significant liquidity commitments, as operating costs are modest and dividends to shareholders are discretionary. At June 30, 1998, the Company had $253,000 in liquid assets. The primary source of liquidity on an ongoing basis is dividends from the Bank. For the year ended June 30, 1998, the Bank paid $400,000 in dividends to the Company. For the same period, the Company paid dividends to shareholders of $326,000.

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

The Bank is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of 1.5%, 3.0%, and 8.0%. At June 30, 1998, the Bank exceeded each of its capital requirements, with tangible, core and risk-based capital ratios of 11.74%, 11.74%, and 23.29%, respectively.

YEAR 2000

Included in other noninterest expense for the year ended June 30, 1998 is approximately $2,000 in charges incurred in connection with the training and testing of the Company's computer and related systems to properly recognize dates beyond December 31, 1999. The Company has completed its assessment of Year 2000 issues, developed a plan, and arranged for the required resources to complete the necessary remediation and testing. As part of its efforts to ensure compliance with the Year 2000, the Company has signed a contract with FiServ, Milwaukee, to convert to a new processing system in July 1999. At this time, computer hardware will also be replaced.

The Company will utilize both internal and external resources to reprogram or replace, and test hardware and software for Year 2000 compliance. The Company plans to complete changes and testing of critical systems by July 31, 1999. Testing of non-critical applications will continue throughout 1999 and will be completed prior to any impact on operating systems. The total costs of the Year 2000 project are estimated at $225,000. The Company will incur remediation and testing costs through the Year 2000, but does not anticipate that material incremental costs will be incurred in any single period.

The Company has initiated formal communications with all of its critical vendors and service providers to determine the extent to which the Company is vulnerable to any failure of those third parties to remedy their own Year 2000 issues. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be remedied in a timely manner or that there will be no adverse effect on the Company's systems. Critical companies include power companies and phone systems. Therefore, the Company could possibly be negatively impacted to the extent that other entities not affiliated with the Company are unsuccessful in properly addressing this issue.

The costs of the project and the date on which the Company plans to complete the Year 2000 modifications are based upon management's best estimates. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

IMPACT OF NEW ACCOUNTING STANDARDS

Information pertaining to this topic appears in Note 19 to the consolidated financial statements of Three Rivers Financial Corporation, which are included as part of this report.

                          INDEPENDENT AUDITOR'S REPORT



Board of Directors and Shareholders
Three Rivers Financial Corporation
Three Rivers, Michigan


We have audited the accompanying consolidated balance sheets of Three Rivers Financial Corporation as of June 30, 1998 and 1997 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Three Rivers Financial Corporation as of June 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1998 in conformity with generally accepted accounting principles.





                                                Crowe, Chizek and Company LLP

Grand Rapids, Michigan
August 7, 1998, except for Note 13, as to which the date is August 19, 1998

                       THREE RIVERS FINANCIAL CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                             June 30, 1998 and 1997



                                                                   1998         1997
                                                                -----------  -----------
ASSETS
Cash and due from other financial institutions                   $2,768,730   $2,724,565
Interest-earning deposits in other financial institutions         9,512,347    4,713,428
                                                                -----------  -----------
   Cash and cash equivalents                                     12,281,077    7,437,993
Interest-earning time deposits in other financial institutions    4,064,980    3,470,980
Securities available for sale                                       725,036
Securities held to maturity (fair value:  1998 - $14,388,034
 and 1997 - $17,891,461)                                         14,277,573   17,924,950
Loans receivable, net of allowance for loan losses
 of $489,361 in 1998 and $487,184 in 1997                        62,119,886   61,812,630
Federal Home Loan Bank stock                                      1,162,200    1,042,300
Accrued interest receivable                                         467,691      450,892
Premises and equipment, net                                       2,626,114    1,435,603
Foreclosed real estate                                               29,408      415,059
Investment in low-income housing partnership                        423,742      473,117
Other assets                                                        707,175      666,385
                                                                -----------  -----------

   Total assets                                                 $98,884,882  $95,129,909
                                                                ===========  ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
   Demand deposits                                               $2,879,180   $2,551,384
   Savings and NOW deposits                                      21,507,839   19,932,473
   Time deposits                                                 37,128,630   37,860,935
                                                                -----------  -----------
      Total deposits                                             61,515,649   60,344,792
   Borrowed funds                                                22,743,737   20,344,287
   Advance payments by borrowers for taxes and insurance            531,757      399,331
   Due to low-income housing partnership                            323,622      413,192
   Accrued expenses and other liabilities                         1,082,265      825,563
                                                                -----------  -----------
      Total liabilities                                          86,197,030   82,327,165

Shareholders' equity
   Preferred stock, par value $.01; 500,000 shares authorized;
    none outstanding
   Common stock, par value $.01; 2,000,000 shares authorized;
    790,698 and 831,925 shares issued and 783,313 and 823,540
    outstanding at June 30, 1998 and 1997, respectively               7,907        8,319
   Additional paid-in capital                                     6,861,182    7,619,120
   Retained earnings, substantially restricted                    6,607,642    6,110,757
                                                                -----------  -----------
                                                                 13,476,731   13,738,196
   Unearned Employee Stock Ownership Plan shares                   (491,582)    (561,626)
   Unearned Recognition and Retention Plan shares                  (199,055)    (262,281)
   Treasury stock, at cost (7,385 and 8,385 shares at
    June 30, 1998 and 1997)                                         (98,242)    (111,545)
                                                                -----------  -----------
      Total shareholders' equity                                 12,687,852   12,802,744
                                                                -----------  -----------

         Total liabilities and shareholders' equity             $98,884,882  $95,129,909
                                                                ===========  ===========




  The accompanying notes are an integral part of these consolidated financial statements.

                      THREE RIVERS FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF INCOME
                   Years ended June 30, 1998, 1997 and 1996



                                                                    1998        1997        1996
                                                                 ----------  ----------  ----------
Interest income
   Loans receivable                                              $5,544,593  $5,163,206  $4,841,166
   Securities                                                     1,040,216   1,194,087     861,170
   Other interest and dividend income                               662,703     437,754     592,822
                                                                 ----------  ----------  ----------
                                                                  7,247,512   6,795,047   6,295,158

Interest expense
   Deposits                                                       2,678,858   2,647,541   2,852,281
   Borrowed funds                                                 1,168,767     789,448     357,087
                                                                 ----------  ----------  ----------
                                                                  3,847,625   3,436,989   3,209,368
                                                                 ----------  ----------  ----------


NET INTEREST INCOME                                               3,399,887   3,358,058   3,085,790

Provision for loan losses                                            60,000      60,000      65,000
                                                                 ----------  ----------  ----------


NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES               3,339,887   3,298,058   3,020,790

Noninterest income
   Loan servicing                                                   101,719     103,845      96,291
   Net gains on sales of loans                                      126,734      44,270      83,778
   Net gains on foreclosed real estate                               39,835      40,949      17,879
   Net realized gains on sales of securities available for sale                                 995
   Service charges on deposit accounts                              209,968     172,075     156,885
   Other income                                                     179,680     167,274     141,553
                                                                 ----------  ----------  ----------
                                                                    657,936     528,413     497,381
Noninterest expense
   Compensation and benefits                                      1,366,870   1,294,928   1,115,910
   Occupancy and equipment                                          515,130     438,542     402,585
   Federal deposit insurance premium                                 37,914     496,715     147,958
   Advertising and promotion                                        110,008      81,178      71,073
   Data processing                                                  222,824     193,987     228,557
   Professional fees                                                122,185     103,923     119,670
   Printing, postage, stationery, and supplies                      137,239     112,073     102,722
   Other                                                            343,335     326,189     315,172
                                                                 ----------  ----------  ----------
                                                                  2,855,505   3,047,535   2,503,647
                                                                 ----------  ----------  ----------


INCOME BEFORE FEDERAL INCOME TAXES                                1,142,318     778,936   1,014,524

Federal income tax expense                                          319,840     269,410     344,484
                                                                 ----------  ----------  ----------
NET INCOME                                                       $  822,478  $  509,526  $  670,040
                                                                 ==========  ==========  ==========
Basic earnings per share                                           $1.10       $ .67       $ .79
                                                                   =====       =====       =====

Diluted earnings per share                                         $1.07       $ .67       $ .79
                                                                   =====       =====       =====



The accompanying notes are an integral part of these consolidated financial statements.

                      THREE RIVERS FINANCIAL CORPORATION
          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                   Years ended June 30, 1998, 1997 and 1996





                                                                                      Net Unrealized
                                                                                       Appreciation
                                                                                      on Securities
                                                              Additional                Available
                                                      Common   Paid-In     Retained     For Sale,
                                                      Stock    Capital     Earnings     Net of Tax
                                                      ------  ----------  ----------  --------------

BALANCE AT JULY 1, 1995                                                   $5,394,359          $1,122

Net income for the year ended June 30, 1996                                  670,040

Proceeds from the sale of 859,625 shares of common
 stock, net of conversion costs                       $8,596  $7,964,673

Cash dividends declared on common stock,
 $.225 per share                                                            (193,416)

5,730 shares committed to be released under the ESOP              14,748

Repurchase of 26,000 shares of common stock for RRP

Amortization of 1,083 RRP shares

Repurchase of 8,385 shares of common stock

Net change in unrealized appreciation
 on securities available for sale, net of tax                                                 (1,122)
                                                      ------  ----------  ----------  --------------


BALANCE AT JUNE 30, 1996                               8,596   7,979,421   5,870,983               0

Net income for the year ended June 30, 1997                                  509,526

Cash dividends declared on common stock,
 $.345 per share                                                            (269,752)

6,877 shares committed to be released under the ESOP              26,959

Amortization of 5,200 RRP shares

Retirement of 27,700 shares of common stock             (277)   (387,260)
                                                      ------  ----------  ----------  --------------


                                                       Unearned    Unearned
                                                       Employee   Recognition
                                                        Stock         and
                                                      Ownership    Retention                   Total
                                                         Plan        Plan       Treasury   Shareholders'
                                                        Shares      Shares       Stock        Equity
                                                      ----------  -----------  ----------  -------------

BALANCE AT JULY 1, 1995                                                                    $   5,395,481

Net income for the year ended June 30, 1996                                                      670,040

Proceeds from the sale of 859,625 shares of common
 stock, net of conversion costs                        $(687,700)                              7,285,569

Cash dividends declared on common stock,
 $.225 per share                                                                                (193,416)

5,730 shares committed to be released under the ESOP      57,304                                  72,052

Repurchase of 26,000 shares of common stock for RRP                $ (345,874)                  (345,874)

Amortization of 1,083 RRP shares                                       14,413                     14,413

Repurchase of 8,385 shares of common stock                                     $ (111,545)      (111,545)

Net change in unrealized appreciation
 on securities available for sale, net of tax                                                     (1,122)
                                                      ----------  -----------  ----------  -------------

BALANCE AT JUNE 30, 1996                                (630,396)    (331,461)   (111,545)    12,785,598

Net income for the year ended June 30, 1997                                                      509,526

Cash dividends declared on common stock,
 $.345 per share                                                                                (269,752)

6,877 shares committed to be released under the ESOP      68,770                                  95,729

Amortization of 5,200 RRP shares                                       69,180                     69,180

Retirement of 27,700 shares of common stock                                                     (387,537)
                                                      ----------  -----------  ----------  -------------

                                 (Continued)

                      THREE RIVERS FINANCIAL CORPORATION
          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                   Years ended June 30, 1998, 1997 and 1996





                                                                                              Net Unrealized
                                                                                               Appreciation
                                                                                              on Securities
                                                                    Additional                  Available
                                                            Common   Paid-In     Retained        For Sale,
                                                            Stock    Capital     Earnings       Net of Tax
                                                            ------  ----------  ----------  ------------------

BALANCE AT JUNE 30, 1997                                    $8,319  $7,619,120  $6,110,757  $                0

Net income for the year ended June 30, 1998                                        822,478

Cash dividends declared on common stock,
 $.42 per share                                                                   (325,593)

7,004 shares committed to be released under the ESOP                    65,823

Amortization of 5,753 RRP shares

1,000 shares of common stock issued to RRP

Retirement of 41,227 shares of common stock                   (412)   (823,761)
                                                            ------  ----------  ----------  ------------------


BALANCE AT JUNE 30, 1998                                    $7,907  $6,861,182  $6,607,642  $                0
                                                            ======  ==========  ==========  ==================

                                                             Unearned    Unearned
                                                             Employee   Recognition
                                                              Stock         and
                                                            Ownership    Retention                   Total
                                                               Plan        Plan       Treasury   Shareholders'
                                                              Shares      Shares       Stock        Equity
                                                            ----------  -----------  ----------  -------------

BALANCE AT JUNE 30, 1997                                    $(561,626)  $ (262,281)  $(111,545)  $  12,802,744

Net income for the year ended June 30, 1998                                                            822,478

Cash dividends declared on common stock,
 $.42 per share                                                                                       (325,593)

7,004 shares committed to be released under the ESOP           70,044                                  135,867

Amortization of 5,753 RRP shares                                            76,529                      76,529

1,000 shares of common stock issued to RRP                                 (13,303)     13,303

Retirement of 41,227 shares of common stock                                                           (824,173)
                                                            ---------   ----------   ---------   -------------


BALANCE AT JUNE 30, 1998                                    $(491,582)  $ (199,055)  $ (98,242)  $  12,687,852
                                                            =========   ==========   =========   =============


  The accompanying notes are an integral part of these consolidated financial statements.

                      THREE RIVERS FINANCIAL CORPORATION
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                   Years ended June 30, 1998, 1997 and 1996



                                                               1998         1997          1996
                                                            -----------  -----------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                  $822,478     $509,526      $670,040
   Adjustments to reconcile net income to
    net cash provided by operating activities
      Depreciation of premises and equipment                    254,238      202,057       190,845
      Net amortization (accretion) of securities                (71,756)     (35,293)       21,914
      Provision for loan losses                                  60,000       60,000        65,000
      RRP expense                                                76,529       69,180        14,413
      ESOP expense                                              135,867       95,729        72,052
      Loans originated for sale                              (5,684,330)  (2,528,149)   (3,281,291)
      Proceeds from sales of loans held for sale              5,811,064    2,572,419     3,640,219
      Net realized gains on sales of loans                     (126,734)     (44,270)      (83,778)
      Net realized gains on sales of securities                                               (995)
      Change in
         Accrued interest receivable and other assets           (97,424)    (352,906)      149,475
         Accrued expenses and other liabilities                 256,702      279,425       110,366
                                                            -----------  -----------  ------------
            Net cash provided by operating activities         1,436,634      827,718     1,568,260

CASH FLOWS FROM INVESTING ACTIVITIES
   Net decrease (increase) in interest-earning time
    deposits with other financial institutions                 (594,000)     397,000    (1,191,980)
   Net decrease (increase) in loans                            (396,663)  (5,751,541)      763,598
   Purchases of loans                                                                   (2,571,006)
   Net purchases of premises and equipment                   (1,444,749)    (152,855)     (101,333)
   Proceeds from sales of securities available for sale                                    501,094
   Purchases of securities available for sale                  (725,036)
   Purchases of mortgage-backed and related securities
    held to maturity                                         (2,969,515)  (2,245,992)  (12,812,143)
   Proceeds from maturities of securities held to maturity    2,500,000    1,000,000       964,342
   Paydowns on mortgage-backed and related securities
    held to maturity                                          4,188,648    2,624,167       682,134
   Purchase of Federal Home Loan Bank stock                    (119,900)    (423,600)
   Proceeds from sale of other real estate owned                454,893
   Net investment in low-income housing partnership             (40,195)     (21,785)      (38,140)
                                                            -----------   -----------  ------------
      Net cash provided by (used in) investing activities       853,483   (4,574,606)  (13,803,434)



                                 (Continued)

                      THREE RIVERS FINANCIAL CORPORATION
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                   Years ended June 30, 1998, 1997 and 1996



                                                        1998          1997         1996
                                                    ------------  ------------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES
   Net increase (decrease) in deposits              $  1,170,857  $(3,379,628)  $   586,532
   Net change in advances from borrowers for taxes
    and insurance                                        132,426      (23,501)      (62,359)
   Proceeds from borrowed funds                       13,750,000   18,750,000     6,500,000
   Repayments of borrowed funds                      (11,350,550)  (7,616,322)   (1,134,372)
   Proceeds from sale of common stock, net of
    conversion costs                                                              7,285,569
   Cash dividends paid                                  (325,593)    (269,752)     (193,416)
   Purchase of common stock                             (824,173)    (387,537)     (345,874)
   Purchase of treasury stock                                                      (111,545)
                                                    ------------  -----------   -----------
      Net cash provided by financing activities        2,552,967    7,073,260    12,524,535
                                                    ------------  -----------   -----------

Net change in cash and cash equivalents                4,843,084    3,326,372       289,361

Cash and cash equivalents at beginning of period       7,437,993    4,111,621     3,822,260
                                                    ------------  -----------   -----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD          $ 12,281,077   $7,437,993   $ 4,111,621
                                                    ============  ===========   ===========

Supplemental disclosures of cash flow information
   Cash paid for
      Interest                                      $  3,838,742   $3,444,830   $ 3,189,275
      Income taxes                                       139,950      392,000       198,000

   Transfers from loans to real estate acquired
    through foreclosure                                   29,408       78,481        76,563




  The accompanying notes are an integral part of these consolidated financial statements.

                      THREE RIVERS FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         June 30, 1998, 1997 and 1996





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation, Nature of Operations and Industry Segment
Information: The consolidated financial statements include the accounts of Three Rivers Financial Corporation ("the Company"), First Savings Bank ("the Bank") and Alpha Financial, Inc. ("Alpha"). All significant intercompany balances and transactions have been eliminated in consolidation. The Company is a savings and loan holding company located in Three Rivers, Michigan and owns all of the outstanding stock of the Bank. Alpha is a wholly-owned subsidiary of the Bank. The Company was organized in April 1995 for the purpose of owning all of the outstanding stock of the Bank. Financial information presented herein, prior to the organization of the Company reflects the consolidated financial position, results of operations and cash flows of the Bank and Alpha.

The Bank grants residential and commercial real estate and consumer loans, accepts deposits and engages in mortgage banking activities. Substantially all loans are secured by specific items of collateral including residences, business assets and consumer assets. The Bank services its customers, which are primarily located in southwestern Michigan and the central portion of northern Indiana, through its main office in Three Rivers and five other offices located in its market area. The primary business of Alpha is to own and receive the dividend income from stock holdings in MMLIC Life Insurance Company.

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

Securities: The Company classifies securities into held-to-maturity, available-for-sale and trading categories. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity, and are reported at amortized cost. Available-for-sale securities are those the Company may decide to sell if needed for liquidity, asset-liability management or other reasons. Available-for-sale securities are reported at fair value, with unrealized gains and losses included as a separate component of shareholders' equity, net of tax, until realized. Trading securities are bought principally for sale in the near term, and are reported at fair value with unrealized gains and losses included in earnings.
Securities are written down to fair value when a decline in fair value is not temporary.

Realized gains and losses resulting from the sale of securities are computed by the specific identification method. Interest and dividend income, adjusted by amortization of purchase premium or discount, is included in earnings.
Premiums and discounts are recognized in interest income using the interest method over the period of maturity.


                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mortgage Banking Activities: Mortgage loans originated and intended for sale in the secondary market are reported on the consolidated balance sheets as loans held for sale and are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.

Loan servicing fees are recognized when received and the related costs are recognized when incurred. The Bank sells mortgages into the secondary market at market prices.

Servicing rights represent the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance.

Loans Receivable, Net: Loans receivable are reported at the unpaid principal balance, less the allowance for loan losses, deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans.

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

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of the collateral if the loan is collateral dependent. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that all principal and interest amounts will not be collected according to the original terms of the loan.


                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment: Asset cost is reported net of accumulated depreciation. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable. Depreciation expense is calculated on the straight-line method over asset useful lives. The cost of leasehold improvements is being amortized using the straight-line method over the terms of the related leases, or over the useful lives of the assets, if less.

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

Employee Stock Ownership Plan (ESOP): The Company accounts for its ESOP in accordance with AICPA Statement of Position 93-6. The cost of shares issued to the ESOP, but not yet allocated to participants, are presented as a reduction of shareholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to additional paid-in capital. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unearned ESOP shares are reflected as a reduction of debt and accrued interest.

Recognition and Retention Plan (RRP): The RRP is a stock award plan for which the measurement of total compensation cost is based upon the fair value of the shares on the date of grant. RRP awards vest in five equal annual installments from the date of grant, subject to the continuous employment of the recipients as defined under such plans. Compensation expense for the RRPs is recognized on a prorata basis over the vesting period of the awards. The unearned compensation value of the RRPs is shown as a reduction of shareholders' equity.

Stock Option Plan (SOP): Expense for employee compensation under SOPs is recognized only if options are granted below the market price at the grant date. As shown in a separate note, pro forma disclosures of net income and earnings per share are provided as if the fair value method were used for stock-based compensation.

Federal Home Loan Bank System: The Bank is a member of the Federal Home Loan Bank System and is required to invest in capital stock of the Federal Home Loan Bank ("FHLB"). The amount of the required investment is based upon the balance of the Bank's outstanding home mortgage loans or advances from the FHLB and is carried at cost plus the value assigned to stock dividends.

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


                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996





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

Financial Instruments with Off-Balance-Sheet Risk: The Company, in the normal course of business, makes commitments to make loans which are not reflected in the financial statements. A summary of these commitments is disclosed in Note 13.

Earnings Per Share: The accounting standard for computing earnings per share was revised for fiscal 1998, and all earnings per share previously reported are restated to follow the new standard. Basic earnings per share is based on net income dividend by the weighted average common shares outstanding. ESOP shares are considered outstanding as they are committed to be released; unearned shares are not considered outstanding. Recognition and Retention Plan ("RRP") shares are considered outstanding as they vest. Diluted earnings per share further assumes issue of dilutive potential common shares relating to outstanding stock options and unvested RRP shares. For the period presented in 1996, basic and diluted earnings per share were computed by dividing net income earned subsequent to the Bank's conversion from mutual to stock form (the "conversion") by the weighted average common shares outstanding during the period.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 16. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance-sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

Reclassifications: Certain items in the 1997 and 1996 financial statements have been reclassified to conform with the 1998 presentation.


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

The Company retained 35% of the net proceeds from the sale of common shares, from which funds were loaned to the Employee Stock Ownership Plan, as disclosed in a separate note. The remainder of the net proceeds were used to purchase 100% of the common shares of the Bank. The Bank is now a wholly-owned subsidiary of the Company. The conversion was an internal reorganization with historical balances carried forward without adjustment.


                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996





NOTE 3 - SECURITIES


Securities available for sale were as follows at June 30:

                                                               Gross       Gross
                                                  Amortized  Unrealized  Unrealized   Fair
                                                    Cost       Gains       Losses     Value
                                               ------------- ----------  ----------   -----
1998
----
  Mortgage-backed securities                   $     725,036                         $   725,036
                                               =============                         ===========
Securities held to maturity were as follows at June 30:
                                                               Gross       Gross
                                                  Amortized  Unrealized  Unrealized     Fair
                                                    Cost       Gains       Losses       Value
                                               ------------- ----------  ----------  -----------
1998
----
  U.S. government and federal agencies         $   1,500,000 $     1,563             $ 1,501,563
  Mortgage-backed securities                      12,299,329     113,429 $  (27,779)  12,384,979
  Obligations of states and political
   subdivisions                                      375,000      22,979                 397,979
  Corporates                                         103,244         269                 103,513
                                               ------------- ----------- ----------  -----------

                                               $  14,277,573 $   138,240 $  (27,779) $14,388,034
                                               ============= =========== ==========  ===========
1997
----
  U.S. government and federal agencies            $2,498,344        $219 $  (16,703) $ 2,481,860
  Mortgage-backed securities                      14,249,963      67,786    (96,611)  14,221,138
  Obligations of states and political
   subdivisions                                      375,000      10,968                 385,968
  Corporates                                         801,643         852                 802,495
                                                  ----------  ---------- ----------  -----------

                                                 $17,924,950     $79,825 $ (113,314) $17,891,461
                                                  ==========  ========== ==========  ===========


Contractual maturities of debt securities at June 30, 1998 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                         Amortized      Fair
                                                                           Cost         Value
                                                                        -----------  -----------

           Due from one year to five years                              $   603,244  $   603,513
           Due from five years to ten years                               1,125,000    1,129,982
           Due after ten years                                              250,000      269,560
           Mortgage-backed securities                                    13,024,365   13,110,015
                                                                        -----------  -----------

                                                                        $15,002,609  $15,113,070
                                                                        ===========  ===========


There were no sales of securities available for sale during the years ended June 30, 1998 and 1997. Proceeds from sales of securities available for sale were $501,094 during the year ended June 30, 1996. Gross gains of $995 were realized on these sales. No securities classified as held to maturity were sold or transferred to available for sale during 1998, 1997 or 1996.

Securities, with carrying values of approximately $14,523,000 and $16,748,000 at June 30, 1998 and 1997, were pledged as collateral for purposes required or permitted by law.


                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996





NOTE 4 - LOANS RECEIVABLE, NET

Loans were as follows at June 30:


                                                                   1998         1997
                                                                -----------  -----------
     Real estate loans
       One-to-four family                                       $43,295,874  $42,945,509
       Commercial                                                 5,959,640    6,209,964
       Construction or development                                2,479,732    3,452,839
                                                                -----------  -----------
          Total real estate loans                                51,735,246   52,608,312

     Consumer and other loans
       Automobile                                                 2,799,876    2,758,609
       Home equity                                                2,799,489    2,584,622
       Commercial                                                 2,194,983    2,047,087
       Other                                                      4,328,252    3,767,735
                                                                -----------  -----------
          Total consumer and other loans                         12,122,600   11,158,053
                                                                -----------  -----------
             Total loans                                         63,857,846   63,766,365

     Less
       Undisbursed portion of construction loans                   (800,834)  (1,089,922)
       Unearned discounts                                            (2,027)      (5,977)
       Deferred loan fees                                          (445,738)    (370,652)
       Allowance for loan losses                                   (489,361)    (487,184)
                                                                -----------  -----------

                                                                $62,119,886  $61,812,630
                                                                ===========  ===========


Mortgage loans serviced for others are not included in the accompanying balance sheets. The unpaid principal balances of these loans were $15,522,000, $12,581,000 and $14,141,000 at June 30, 1998, 1997 and 1996, respectively.
Custodial escrow balances maintained in connection with the foregoing loan servicing were $102,486, $100,453 and $118,895 at June 30, 1998, 1997 and 1996
respectively.

Activity in the allowance for loan losses was as follows for the years ended June 30:


                                                    1998           1997      1996
                                                    ------        -----     -----

   Balance at beginning of year                   $   487,184  $   440,835  $   381,981
   Provision charged to operating expense              60,000       60,000       65,000
   Loans charged-off                                  (67,801)     (14,392)     (12,923)
   Recoveries                                           9,978          741        6,777
                                                  -----------  -----------  -----------

      Balance at end of year                      $   489,361  $   487,184  $   440,835
                                                  ===========  ===========  ===========



                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996




NOTE 4 - LOANS RECEIVABLE, NET (Continued)


Impaired loans were as follows for the year ended June 30:
                                                                                             1998      1997
                                                                                           --------   --------
    Average investment in impaired loans                                                    $509,500  $ 87,000
    Interest income recognized during impairment                                              61,700     8,400
    Cash-basis interest income recognized                                                     61,700         -

Information regarding impaired loans at June 30 is as follows:

    Impaired loans with no allowance for loan losses allocated                              $      -  $      -
    Impaired loans with allowance for loan losses allocated                                        -   522,000
    Amount of allowance for loan losses allocated to impaired loans                                -    60,000

The above information reflects one commercial loan the Bank had deemed impaired during 1998 and 1997. The Bank did not have any impaired loans as of and during the year ended June 30, 1996.


NOTE 5 - PREMISES AND EQUIPMENT, NET


  Premises and equipment were as follows at June 30:
                                                                                               1998         1997
                                                                                           -----------  -----------

      Land and land improvements                                                           $   438,281  $   198,672
      Buildings and improvements                                                             3,162,263    2,313,446
      Furniture and equipment                                                                1,577,280    1,229,117
                                                                                           -----------  -----------
          Total cost                                                                         5,177,824    3,741,235
      Less accumulated depreciation                                                         (2,551,710)  (2,305,632)
                                                                                           -----------  -----------

                                                                                           $ 2,626,114  $ 1,435,603
                                                                                           ===========  ===========


NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts with balances greater than or equal to $100,000 was $4,887,584 and $4,226,638 at June 30, 1998 and 1997.

At June 30, 1998, scheduled maturities of time deposits are as follows:



                 1999                                                               $19,450,727
                 2000                                                                 8,802,607
                 2001                                                                 4,466,491
                 2002                                                                 1,949,925
                 2003                                                                 2,458,880
                                                                                    -----------

                                                                                    $37,128,630
                                                                                    ===========


                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996

NOTE 7 - BORROWED FUNDS


Borrowed funds as of June 30 were as follows:
                                                                        1998         1997
                                                                    -----------  -----------
Single-maturity fixed rate advances:
  6.00%, due on September 2, 1997                                                   $500,000
  5.21%, due on January 20, 1998                                                   2,000,000
  6.17%, due on May 1, 1998                                                        1,000,000
  5.19%, due on September 9, 1998                                    $1,000,000    1,000,000
  5.83%, due on November 16, 1998                                     1,000,000    1,000,000
  5.81%, due on December 7, 1998                                      1,000,000    1,000,000
  5.28%, due on February 1, 1999                                      1,000,000    1,000,000
  6.14%, due on June 7, 1999                                          3,000,000    3,000,000
                                                                    -----------  -----------
                                                                      7,000,000   10,500,000
Single-maturity variable rate advances (Rates as of June 30, 1998)
  5.81%, due on July 18, 1997                                                      1,750,000
  5.78%, due on September 12, 1997                                                 1,000,000
  5.82%, due on October 17, 1997                                                     500,000
  5.82%, due on October 17, 1997                                                     500,000
  5.75%, due on December 24, 1997                                                  1,000,000
  5.81%, due on January 20, 1998                                                   1,000,000
  5.81%, due on January 28, 1998                                                   1,000,000
  5.81%, due on January 28, 1998                                                   1,000,000
  5.68%, due on July 2, 1998                                            500,000      500,000
  5.66%, due on October 22, 1998                                      1,000,000
  5.68%, due on February 26, 1999                                     1,000,000    1,000,000
  5.68%, due July 24, 2000                                            1,750,000
  5.71%, due December 16, 2002                                        1,000,000
  5.55%, due December 30, 2002                                        2,000,000
  5.35%, due December 30, 2002                                        1,000,000
  5.42%, due January 28, 2003                                         2,000,000
  5.53%, due January 29, 2008                                         3,000,000
  5.01%, due June 30, 2008                                            2,000,000
                                                                    -----------  -----------
                                                                     15,250,000    9,250,000
Amortizable fixed rate advance
5.46%, due through July 17, 2000                                        493,737      594,287
                                                                    -----------  -----------

                                                                    $22,743,737  $20,344,287
                                                                    ===========  ===========


The variable rate advance due October 22, 1998 carries the three-month LIBOR rate less three basis points and is adjusted quarterly. For the remaining variable rate advances, the FHLB has the option to convert to an adjustable rate of three-month LIBOR flat, adjusted quarterly. Depending on the advance, this option can be initially exercised one, two, three or five years after the purchase date and quarterly thereafter. Pursuant to collateral agreements with the FHLB, advances are secured under a blanket collateral arrangement by securities and mortgage loans with a carrying value of approximately $55,644,000 at June 30, 1998.

The aggregate annual maturities of the advances are as follows for the years ended June 30:


              1999                                            $9,586,776
              2000                                                74,756
              2001                                             2,082,205
              2002                                                     0
              2003                                             6,000,000
              Thereafter                                       5,000,000
                                                             -----------

                                                             $22,743,737
                                                             ===========



                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996





NOTE 8 - EMPLOYEE BENEFIT PLANS

The Company maintains a noncontributory multi-employer defined-benefit pension plan covering substantially all employees. The plan is administered by the trustees of the Financial Institutions Retirement Fund. There is no separate valuation of plan benefits nor segregation of plan assets specifically for the Company because the plan is a multi-employer plan and separate actuarial valuations are not made with respect to each employer nor are the plan assets so segregated. Under the multi-employer plan, the Company made contributions and recognized pension expense of approximately $75,000 and $56,000 for the years ended June 30, 1997 and 1996. No contribution was required for the year ended June 30, 1998.

The Company also maintains a 401(k) profit sharing plan covering substantially all employees. The annual expense of the plan is based on 50% matching of voluntary employee contributions, up to 6% of individual compensation. Employee contributions vest immediately and the Company's matching contributions vest after six years. Contributions and related expenses attributable to the plan were approximately $19,000 for the years ended June 30, 1998 and 1997 and $16,000 for the year ended June 30, 1996.


NOTE 9 - STOCK BASED COMPENSATION PLANS

Employee Stock Ownership Plan ("ESOP"): In conjunction with the conversion transaction described in Note 2, the Company established an ESOP for the benefit of substantially all employees. Contributions to the ESOP are made by the Company and may be made in the form of cash or the Company's common stock.

To fund the plan, the ESOP borrowed $687,700 from the Company for the purpose of purchasing 68,770 shares of stock at $10 per share. The original loan agreement was modified in May 1996 to provide for principal and interest payments on the loan to be paid in equal annual installments over a nine-year period ending June 30, 2005. The loan is collateralized by the unallocated shares of the Company's common stock purchased with the loan proceeds and will be repaid by the ESOP with funds from the Company's contributions to the ESOP and earnings on ESOP assets. For the years ended June 30, 1998 and 1997, $70,004 and $68,770 in principal payments were made on the loan.

Shares are allocated among participants each June 30 on the basis of principal payments made by the ESOP on the loan from the Company, according to each participant's relative compensation. ESOP participants are entitled to receive distributions from their ESOP accounts only upon termination of service.

During 1998, 7,004 shares with an average fair value of $19.40 per share were committed to be released, resulting in ESOP compensation expense of $135,867. During 1997, 6,877 shares with an average fair value of $13.92 per share were committed to be released, resulting in ESOP compensation expense of $95,729. During 1996, 5,730 shares with an average fair value of $12.57 per share were committed to be released, resulting in ESOP compensation expense of $72,052.



Shares held by the ESOP at June 30 are as follows:

                                                           1998      1997
                                                         --------  --------
             Allocated to participants                     19,611    12,607
             Unearned                                      49,159    56,163
                                                         --------  --------

                 Total ESOP shares                         68,770    68,770
                                                         ========  ========

                 Fair value of unearned shares           $952,456  $919,700
                                                         ========  ========



                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996





NOTE 9 - STOCK BASED COMPENSATION PLANS (Continued)

Recognition and Retention Plan ("RRP") and Stock Option and Incentive Plan ("SOP"): An RRP and SOP were approved by the Company's shareholders on April 17, 1996. These plans were established to reward directors and certain officers of the Company for their contributions, and to encourage them to remain with the Company and continue to promote the Company's growth and profitability. The RRP is a restricted stock award plan. The RRP and SOP are administered by a committee of Directors of the Company. This committee selects recipients and terms of awards pursuant to the plans. The total shares made available under the RRP and SOP plans were 34,385 and 85,962, respectively.

During the years ended June 30, 1998 and 1996, the Committee awarded 1,000 and 26,000 shares of common stock under the RRP. No shares under the RRP were awarded during the year ended June 30, 1997. RRP awards vest in five annual installments, beginning April 17, 1996, subject to the continuous employment of the recipients. The RRP will terminate no later than April 17, 2006. Compensation expense for the RRP is recognized on a pro-rata basis over the vesting period of the awards. During the years ended June 30, 1998, 1997 and 1996, $76,529, $69,180, and $14,413 was charged to compensation expense for the RRP. The unearned balance of the RRP is shown as a reduction to shareholders' equity.

During the years ended June 30, 1998 and 1996, the committee awarded under the SOP options to purchase 4,000 and 58,500 shares of common stock at an exercise price of $16.375 and $13.25 per share, which was the market price of the Company's common stock on the date of the awards. No options under the SOP were awarded during the year ended June 30, 1997. During the years ended June 30, 1998, 1997 and 1996, no options were exercised or canceled. At June 30, 1998, there were 23,462 shares reserved for future grants. SOP options vest in five equal annual installments beginning April 17, 1996 and expiring ten years from the date of grant. At June 30, 1998, 62,500 options were outstanding at a weighted average exercise price of $13.45 per share. Of the options outstanding, 26,000 options were exercisable at June 30, 1998.

No compensation expense has been recognized for the SOP plan. The proforma effect of the fair value of stock options granted on the Company's net income and earnings per share was not material for 1998, 1997 and 1996. In future years, as additional options are granted, the proforma effect on net income and earnings per share may increase.


NOTE 10 - INCOME TAXES

The Company and the Bank file a consolidated federal income tax return on a fiscal year basis. Prior to fiscal year 1997, if certain conditions were met in determining taxable income as reported on the consolidated federal income tax return, the Bank was allowed a special bad debt deduction based on a percentage of taxable income (8% for 1996) or on specified experience formulas. The Bank used the percentage of taxable income method for tax purposes as of June 30, 1996. Tax legislation passed in August 1996 now requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in tax years after 1987. The related amount of deferred tax liability which must be recaptured is approximately $52,700 and is payable over a six-year period beginning no later than 1999.


                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996





NOTE 10 - INCOME TAXES  (Continued)




The consolidated provision for federal income taxes consisted of the following for the years ended June 30:

                                                                           1998        1997        1996
                                                                           -----       -----       ------
   Current expense                                                        $345,501    $304,410    $312,261
   Deferred expense (benefit)                                              (25,661)    (35,000)     32,223
                                                                         ---------   ---------    --------

                                                                          $319,840    $269,410    $344,484
                                                                         =========   =========    ========


The consolidated federal income tax expense differs from that computed by applying the statutory corporate federal income tax rate of 34% as follows for the years ended June 30:


                                                                            1998       1997       1996
                                                                          ---------  ---------  ---------

Income taxes computed at statutory federal rate                           $388,388    $264,838   $344,938
Increase (decrease) in taxes resulting from
    Low income housing tax credit                                          (59,127)    (28,025)
    ESOP expense (market value in excess of
     cost on released shares)                                               22,385       9,166      1,692
    Other                                                                  (31,806)     23,431     (2,146)
                                                                          --------   ---------  ---------

                                                                          $319,840    $269,410   $344,484
                                                                          ========   =========  =========

    Effective tax rate                                                        28.0%       34.6%      34.0%
                                                                          ========   =========  =========

Deferred tax assets and liabilities consist of the following at June 30:

                                                                                        1998       1997
                                                                                     ---------  ---------
         Deferred tax assets
            Bad debts                                                                $ 113,634  $ 112,908
            Deferred loan fees                                                          22,486     21,864
            Pension costs                                                                8,500     29,873
            Other                                                                       33,762     17,400
                                                                                     ---------  ---------
               Total deferred tax assets                                               178,382    182,045

         Deferred tax liabilities
            Depreciation                                                              (143,743)  (157,549)
            Other                                                                      (14,775)   (30,293)
                                                                                     ---------  ---------
               Total deferred tax liabilities                                         (158,518)  (187,842)
                                                                                     ---------  ---------

         Net deferred tax asset (liability)                                          $  19,864  $  (5,797)
                                                                                     =========  =========



                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996





NOTE 10 - INCOME TAXES (Continued)

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits related to such assets will not be realized. Management has determined that no such allowance is required at June 30, 1998 and 1997.

Retained earnings at June 30, 1998 and 1997 includes approximately $1,314,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $447,000 at June 30, 1998 and 1997.


NOTE 11 - EARNINGS PER SHARE

A reconciliation of the numerators and denominators of basic and diluted earnings per share for the years ended June 30 are as follows:


                                                           1998      1997      1996
                                                         --------  --------  --------
Basic earnings per share
    Net income available to common shareholders          $822,478  $509,526  $618,000
                                                         --------  --------  --------
    Weighted average common shares outstanding            750,148   757,737   785,719
                                                         --------  --------  --------
    Basic earnings per share                             $   1.10  $    .67  $    .79
                                                         ========  ========  ========

Diluted earnings per share
    Net income available to common shareholders          $822,478  $509,526  $618,000
                                                         ========  ========  ========
    Weighted average common shares outstanding            750,148   757,737   785,719
    Add:  dilutive effects of assumed exercise of stock
     options and unvested RRP shares
        Stock options                                      18,391     1,205         -
        RRP shares                                            151         -         -
                                                         --------  --------  --------
    Weighted average common and dilutive potential
     common shares outstanding                            768,690   758,942   785,719
                                                         --------  --------  --------
    Diluted earnings per share                           $   1.07  $    .67  $    .79
                                                         ========  ========  ========


Stock options for 19,500 and 58,500 shares of common stock were not considered in the computation of diluted earnings per share for the years ended June 30, 1997 and 1996, respectively, as they were antidilutive.


                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996





NOTE 12 - REGULATORY CAPITAL

Savings institutions insured by the FDIC must meet various regulatory capital requirements. If a requirement is not met, regulatory authorities may take legal or administrative action, including restrictions on growth or operations or, in extreme cases, seizure.

At June 30, the Bank's actual and required capital amounts and ratios (in thousands) were:


                                                                                To be Well
                                                       Minimum Required     Capitalized Under
                                                         for Capital        Prompt Corrective
                                         Actual       Adequacy Purposes     Action Provisions
                                    Amount   Ratio    Amount      Ratio     Amount      Ratio
                                    -------  ------  ---------  ---------  ---------  ---------
1998
----
Total Capital (to risk weighted
 assets)                            $12,060   23.29%    $4,142       8.00%    $5,177      10.00%
Tier 1 (Core) Capital (to risk
 weighted assets)                    11,573   22.35      2,071       4.00      3,106       6.00
Tier 1 (Core) Capital (to adjusted
 total assets)                       11,573   11.74      2,958       3.00      4,930       5.00
Tangible Capital (to adjusted
 total assets)                       11,573   11.74      1,479       1.50        N/A

1997
----
Total Capital (to risk weighted
 assets)                            $11,313   23.05%    $3,927       8.00%    $4,909      10.00%
Tier 1 (Core) Capital (to risk
 weighted assets)                    10,827   22.06      1,963       4.00      2,945       6.00
Tier 1 (Core) Capital (to adjusted
 total assets)                       10,827   11.39      2,852       3.00      4,753       5.00
Tangible Capital (to adjusted
 total assets)                       10,827   11.39      1,426       1.50        N/A




At June 30, 1998, the Bank was categorized as well capitalized.

The Qualified Thrift Lender ("QTL") test requires that approximately 65% of assets be maintained in housing-related finance and other specified areas. If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that the QTL test has been met.

Regulations of the Office of Thrift Supervision ("OTS") limit the amount of dividends and other capital distributions that may be paid by a savings institution without prior approval of the OTS. The regulatory restriction is based on a three-tiered system with the greatest flexibility being afforded to well-capitalized (Tier 1) institutions. The Bank is currently a Tier 1 institution. Accordingly, the Bank can make, without prior regulatory approval, distributions during a calendar year up to 100% of its net income to date during the calendar year plus an amount that would reduce by up to one-half the amount of its capital which exceeds its most stringent capital requirement as of the beginning of the calendar year.


                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996





NOTE 12 - REGULATORY CAPITAL (Continued)

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

Under the most restrictive of the dividend limitations described above, at June 30, 1998, approximately $4,410,000 was available to the Bank for the payment of dividends to the holding company.


NOTE 13 - STOCK REPURCHASE PROGRAMS

During fiscal 1998, the Company repurchased and subsequently retired 41,227 shares of its common stock at an average price of $19.99 per share after receiving regulatory approval. On August 19, 1998, the Company approved the repurchase of up to an additional 70,000 shares of its common stock.


NOTE 14 - COMMITMENTS AND CONTINGENCIES AND FINANCIAL INSTRUMENTS
     WITH OFF-BALANCE-SHEET RISK

Some financial instruments are used in the normal course of business to meet the financing needs of customers. These financial instruments include commitments to make loans and loans-in-process. The contractual amount of these financial instruments are as follows at June 30:

                                                            1998        1997
                                                         ----------  ----------

            Fixed rate                                   $2,185,648  $1,207,922
            Variable rate                                   850,500   1,354,810
                                                         ----------  ----------

                                                         $3,036,148  $2,562,732
                                                         ==========  ==========


Loan commitments generally have terms of 30 days and contractual interest rates ranging from 6.75% to 10.00%. Fees received in connection with these commitments have not been recognized in income.

Additionally, at June 30, 1998 and 1997, the Company had outstanding unused lines of credit and letters of credit aggregating approximately $2,692,901 and $3,503,298.

Commitments to make loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since certain commitments to make loans and lines of credit expire without being used, the amount does not necessarily represent future cash commitments. The Company's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of these instruments. The Company follows the same credit policy to make such commitments as is followed for those loans recorded in the consolidated balance sheets. No losses are anticipated as a result of these transactions.


                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996





NOTE 14 - COMMITMENTS AND CONTINGENCIES AND FINANCIAL INSTRUMENTS
     WITH OFF-BALANCE-SHEET RISK (Continued)

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


NOTE 15 - RELATED PARTY TRANSACTIONS

The Company has granted loans to related parties, which include executive officers, directors and their affiliates. A summary of activity of related party loans aggregating $60,000 or more to any one related party at June 30 is as follows:


                                                            1998       1997
                                                          ---------  ---------

         Beginning balance                                 $594,463   $365,353
         New loans                                          437,515    545,626
         Repayments and renewals                           (193,747)  (371,346)
         Other changes                                       53,847     54,830
                                                          ---------  ---------

            Ending balance                                 $892,078   $594,463
                                                          =========  =========


Other changes include adjustments for loans applicable to one reporting period that are excludable from the other reporting period.

Related party deposits totaled approximately $480,000 and $1,193,000 at June 30, 1998 and 1997.


                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996





NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Presented below is condensed financial information for Three Rivers Financial
Corporation:

                            CONDENSED BALANCE SHEETS
                             June 30, 1998 and 1997


                                                        1998         1997
                                                     -----------  -----------
    ASSETS
    Cash and cash equivalents                        $   253,384  $   259,618
    Investment in subsidiary                          11,611,769   10,874,503
    Securities held to maturity                          250,000      250,000
    Loan receivable from subsidiary bank                 200,000      950,000
    Loan receivable from ESOP                            491,582      561,626
    Other assets                                           5,488        5,512
                                                     -----------  -----------

       Total assets                                  $12,812,223  $12,901,259
                                                     ===========  ===========

    LIABILITIES                                      $   124,371  $    98,515

    SHAREHOLDERS' EQUITY                              12,687,852   12,802,744
                                                     -----------  -----------

       Total liabilities and shareholders' equity    $12,812,223  $12,901,259
                                                     ===========  ===========



                         CONDENSED STATEMENTS OF INCOME
                For the years ended June 30, 1998 and 1997, and
              for the period August 23, 1995 through June 30, 1996


                                                   1998      1997      1996
                                                 --------  --------  --------
   Operating income
      Interest                                   $ 47,738  $ 52,535  $ 48,492
      Dividends from subsidiary bank              400,000   300,000
      Other                                        13,563    13,500     1,763
                                                 --------  --------  --------
                                                  461,301   366,035    50,255
   Operating expense                              139,878   153,704   140,905
                                                 --------  --------  --------


   INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED
    INCOME OF SUBSIDIARY                          321,423   212,331   (90,650)

   Equity in undistributed income of subsidiary   501,055   297,195   708,650
                                                 --------  --------  --------


   NET INCOME                                    $822,478  $509,526  $618,000
                                                 ========  ========  ========



                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996





NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
                For the years ended June 30, 1998 and 1997, and
              for the period August 23, 1995 through June 30, 1996


                                                       1998        1997        1996
                                                    -----------  ---------  -----------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                          $822,478   $509,526     $618,000
   Adjustments to reconcile net income to net cash
    from operating activities
      Equity in undistributed income of subsidiary     (501,055)  (297,195)    (708,650)
      Decrease (increase) in other assets                    24       (501)      (5,011)
      Increase (decrease) in other liabilities           25,856    (29,138)     127,652
                                                    -----------  ---------  -----------
         Net cash from operating activities             347,303    182,692       31,991

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of securities held to maturity                                     (250,000)
   Origination of loan from subsidiary bank                                  (1,500,000)
   Repayments on loan from subsidiary bank              750,000    550,000
   Origination of loan from ESOP                                               (687,700)
   Repayments on loan from ESOP                          46,229     46,936       57,304
   Purchase of common stock in subsidiary bank                               (5,182,624)
                                                    -----------  ---------   -----------
      Net cash from investing activities                796,229    596,936   (7,563,020)

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from sale of common stock, net of
    conversion costs                                                          7,973,269
   Purchase of treasury stock                                                  (111,545)
   Purchase of common stock                           (824,173)  (387,537)
   Cash dividends paid                                (325,593)  (269,752)     (193,416)
                                                    -----------  ---------   -----------
      Net cash from financing activities            (1,149,766)  (657,289)    7,668,308
                                                    -----------  ---------   -----------

Net change in cash and cash equivalents                 (6,234)    122,339      137,279

Cash and cash equivalents at beginning of period        259,618    137,279
                                                    -----------  ---------  -----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD             $253,384   $259,618     $137,279
                                                    ===========  =========  ===========




                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996





NOTE 17 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair values of the Company's financial instruments and the related carrying values at June 30, 1998 and 1997.

                                              1 9 9 8                     1 9 9 7
                                     --------------------------  --------------------------
                                       Carrying     Estimated      Carrying     Estimated
                                        Value       Fair Value      Value       Fair Value
                                     ------------  ------------  ------------  ------------
Financial Assets
 Cash and cash equivalents            $12,281,077   $12,281,000    $7,437,993    $7,438,000
 Interest-earning time deposits in
   other financial institutions         4,064,980     4,072,000     3,470,980     3,475,000
 Securities available for sale            725,036       725,000
 Securities held to maturity           14,277,573    14,388,000    17,924,950    17,891,000
 Loans receivable, net of allowance
   for loan losses                     62,119,886    62,824,000    61,812,630    62,571,000
 Federal Home Loan Bank stock           1,162,200     1,162,000     1,042,300     1,042,000
 Accrued interest receivable              467,691       468,000       450,892       451,000

Financial Liabilities
 Demand and savings deposits          (24,387,019)  (24,387,000)  (22,483,857)  (22,484,000)
 Time deposits                        (37,128,630)  (37,191,000)  (37,860,935)  (37,501,000)
 Borrowed funds                       (22,743,737)  (22,590,000)  (20,344,287)  (19,846,000)
 Advance payments by borrowers
   for taxes and insurance               (531,757)     (532,000)     (399,331)     (399,000)
 Accrued interest payable                 (95,768)      (96,000)      (86,885)      (87,000)


For purposes of the above disclosures of estimated fair value, the following assumptions were used as of June 30, 1998 and 1997. The estimated fair value for cash and cash equivalents, the allowance for loan losses, Federal Home Loan Bank stock, accrued interest receivable, demand and savings deposits, advances from borrowers for taxes and insurance, and accrued interest payable is considered to approximate cost. The estimated fair value of interest-earning time deposits is based on offering rates for such instruments, applied for the time period until maturity. The estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans is based on estimates of the rate the Bank would charge for similar such loans, applied for the time period until estimated repayment. The estimated fair value for time deposits and borrowed funds is based on estimates of the rate the Bank would pay on such deposits or borrowings, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximate cost and are not considered significant to this presentation.

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



                                  (Continued)

                       THREE RIVERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996



NOTE 18 - FEDERAL DEPOSIT INSURANCE PREMIUM

The deposits of savings associations such as the Bank are insured by the Savings Association Insurance Fund ("SAIF"). A recapitalization plan signed into law on September 30, 1996 provided for a one-time assessment of 65.7 basis points per $100 of SAIF-insured deposits as of March 31, 1995. Based on the Bank's deposits as of that date, a one-time assessment of approximately $411,000 was paid and recorded as federal deposit insurance premium expense for the year ended June 30, 1997.


NOTE 19 - IMPACT OF NEW ACCOUNTING STANDARDS

Statement of Financial Accounting Standards ("SFAS") No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was issued in 1996. It revised the accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. It became effective for some transactions in 1997 and others beginning in 1998. The effect on the consolidated financial statements was not material.

A new accounting standard, SFAS No. 130, Reporting Comprehensive Income, will require future reporting of comprehensive income beginning with the quarter ended September 30, 1998. Comprehensive income is net income plus changes in the net unrealized gain (loss) on securities available for sale, net of tax.

A new accounting standard, SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, will require future reporting of additional information related to material business segments beginning with the year ended June 30, 1999.

A new accounting standard, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, will require all derivatives to be recognized at fair value as either assets or liabilities in the consolidated balance sheets beginning with the quarter ended September 30, 1999. Changes in the fair value of derivatives not designated as hedging instruments are to be recognized currently in earnings. Gains or losses on derivatives designated as hedging instruments are either to be recognized currently in earnings or are to be recognized as a component of other comprehensive income, depending on the intended use of the derivatives and the resulting designations. The Company does not believe adoption of this new standard will have a material impact on its consolidated financial position or results of operations.

                             BOARD OF DIRECTORS OF
                     THREE RIVERS FINANCIAL CORPORATION AND
                               FIRST SAVINGS BANK

                      ====================================
                                Stephen R. Olson
                       Chairman of the Board of Directors
                        Manager, Morton Buildings, Inc.

                               G. Richard Gatton
                    President, Chief Executive Officer, and
                                    Director

                                 Larry A. Clark
                                    Director
                             Retired GTE Executive

                               G. Verglea Gotfryd
                                    Director
                          Retired Life Insurance Agent

                                Philip Halverson
                                    Director
                            Retired Funeral Director

                             Thomas O. Monroe, Sr.
                                    Director
                     Chairman Emeritus, Johnson Corporation

                                John A. Mathews
                               Director Emeritus
                              Retired Optometrist



                 OFFICERS OF THREE RIVERS FINANCIAL CORPORATION

                 ==============================================

                              G. Richard Gatton
                    President and Chief Executive Officer

                                 Martha Romig
                            Senior Vice-President,
                           Secretary, Treasurer and
                           Chief Financial Officer


                        OFFICERS OF FIRST SAVINGS BANK

                     =====================================

                               G. Richard Gatton
                     President and Chief Executive Officer

                                  Martha Romig
                             Senior Vice-President,
                            Secretary, Treasurer and
                            Chief Financial Officer

                                William F. Cody
                                 Vice-President

                               Jeffery H. Gatton
                            Vice-President, Manager-
                               Indiana Division

                              R. Orville Poling
                                Vice-President

                                 Susan Lowry
                         Assistant Vice-President and
                             Assistant Treasurer

                                Joyce Shidaker
                         Assistant Vice-President and
                            Secretary of the Board

                                 Christy Linn
                         Banking Services Office and
                                Branch Manager

                                Rhonda Skinner
                        Loan Officer and Supervisor of
                              Lending Operations

                                 Betty Kipker
                               Savings Officer

                                 STOCK LISTING

============================================================================

The common stock of Three Rivers Financial Corporation is listed on the American Stock Exchange under the symbol "THR".


                             SHAREHOLDER SERVICES

============================================================================

Registrar and Transfer Company serves as transfer agent and dividend distributing agent for TRFC's shares. Communications regarding change of address, transfer of shares, lost certificates, and dividends should be sent to:

                         Registrar and Transfer Company
                               10 Commerce Drive
                            Cranford, NJ  07016-3572
                                 (800) 346-6084


                                 ANNUAL MEETING

============================================================================


The Annual Meeting of Shareholders of Three Rivers Financial Corporation will be held on October 28, 1998, at 9:00 a.m., local time, at the Carnegie Center for the Arts, Three Rivers, Michigan. Shareholders are cordially invited to attend.


                                 LEGAL COUNSEL

============================================================================

                         Manatt, Phelps & Phillips, LLP
                              1501 M Street, N.W.
                                   Suite 700
                            Washington, D.C.  20005


                          ANNUAL REPORT ON FORM 10-KSB

============================================================================

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
                                 (616) 279-5117










  Schoolcraft Branch               Union Branch                   Three Rivers Branch
    500 North Grand                15534 U.S. 12                1213 West Michigan Avenue
Schoolcraft, Michigan 49087     Union, Michigan 49130          Three Rivers, Michigan 49093
    (616) 679-5271                  (616) 641-7979                   (616) 273-8681

                          Howe Branch               Middlebury Branch
                       303 Defiance Street            420 North Main
                       Howe, Indiana 46746        Middlebury, Indiana 46540
                          (219) 562-3300               (219) 825-2255